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The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

 Filed pursuant to General Instruction II.L of Form F-10;
File No. 333-172739

         Subject to Completion
Preliminary Prospectus Supplement dated March 22, 2011

PROSPECTUS SUPPLEMENT

(To prospectus dated March 21, 2011)

9,483,648 Shares

IESI-BFC Ltd.

Common Shares

         All of the common shares in this offering are being sold by TC Carting III, L.L.C. We will not receive any proceeds from the sale of shares to be offered by the selling securityholder. The offering price of the common shares will be payable in U.S. dollars.

         Our common shares trade on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the symbol "BIN." On March 21, 2011, the closing price of our common shares on the TSX and the NYSE was Cdn$23.52 per share and US$23.98 per share, respectively.

         We have agreed to purchase from the underwriters 1,000,000 common shares in this offering at the public offering price. Those shares will be cancelled and will no longer remain outstanding after the purchase. We will also purchase from the underwriters that number of common shares in this offering at the public offering price whose value at the time of purchase equals, in the aggregate, approximately US$6.7 million, and will contribute those shares to Computershare Trust Company, who will hold them in trust on behalf of participants in our long-term incentive plan and certain of our directors. See "Underwriting — Company Purchases."

         Investing in the common shares involves risks that are described in the "Risk Factors" section beginning on page S-7 of this prospectus supplement.

	Per Share	Total
Public offering price	US$	US$
Underwriting commissions	US$	US$
Proceeds, before expenses, to the selling securityholder	US$	US$

         The underwriters may also exercise their option to purchase up to an additional 1,422,547 shares from the selling securityholder, at the public offering price, less underwriting commissions, for 30 days after the date of this prospectus supplement to cover over-allotments, if any.

         We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with generally accepted accounting principles in the United States, and are subject to Canadian and Public Company Accounting Oversight Board (United States) auditing and auditor independence standards.

         Owning our common shares may subject you to tax consequences both in the United States and Canada. This prospectus supplement may not describe these tax consequences fully.

         Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, some of our officers and directors and some of the experts named in this prospectus supplement are Canadian residents and a portion of our assets and the assets of those officers, directors and experts are located in Canada.

         Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

         The common shares will be ready for delivery on or about                        , 2011.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	Raymond James

The date of this prospectus supplement is                        , 2011.

 TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

        You should only rely on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we, the selling securityholder nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the selling securityholder nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate only as of the date on the front of such documents. Our business, operating results, financial condition and prospects may have changed since those dates.

S-i

 ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part, the accompanying prospectus, gives more general information about us, our common shares and certain other securities we and certain selling securityholders may offer from time to time, some of which does not apply to the offering. Generally, when we refer to this prospectus, we are referring to both parts of this document combined.

        On July 2, 2010, we completed our merger with Waste Services, Inc. ("WSI"). When we use the terms "IESI-BFC Ltd.," "we," "us" or "our" in this prospectus, we mean IESI-BFC Ltd. and its subsidiaries on a consolidated basis, including WSI, unless we state or the context implies otherwise.

        Our U.S. operations are operated under the trademarks "IESI" and "WSI." Our Canadian operations are operated under the trademarks "BFI Canada" and "WSI." BFI is a trademark of Browning-Ferris Industries, Inc. and is used under license in connection with our Canadian operations. We are not affiliated with Browning-Ferris Industries, Inc. This prospectus also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

MARKET AND INDUSTRY DATA

        Unless we indicate otherwise, we base the information concerning our industry contained or incorporated by reference in this prospectus on our general knowledge of and expectations concerning the industry. Data regarding our industry and our market position and market share within our industry is based on our estimates using our internal data, various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. We have not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. Further, our estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" sections of this prospectus supplement. These and other factors could cause results to differ materially from those expressed or implied in the estimates and assumptions.

S-ii

 PRESENTATION OF OUR FINANCIAL INFORMATION

        In this prospectus, unless otherwise indicated, all dollar amounts and references to "$" or "US$" are to U.S. dollars, and all references to "Cdn$" are to Canadian dollars.

        On September 7, 2010, we announced that for the interim period ended September 30, 2010 and the year ended December 31, 2010, we were granted exemptive relief by the Canadian securities regulatory authorities that allows us to discontinue the preparation, disclosure and filing of a reconciliation between our reported financial statements, which are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), and Canadian generally accepted accounting principles ("Canadian GAAP"). We believe that this reconciliation, which would no longer be required under Canadian securities laws, is of limited use to investors because we have been reporting in U.S. GAAP since March 31, 2009 and the changes in our business since that time (including the acquisition of WSI) mean that the Canadian GAAP-reconciled financial information is no longer readily comparable between periods or years.

        On July 2, 2010, we completed our acquisition of WSI. WSI provides waste collection and disposal services in four Canadian provinces and the state of Florida in the United States. WSI's Canadian operations are included in our Canadian segment, while their Florida operations are included in our U.S. South segment. WSI's operating results have been included with our own since the date of acquisition. In addition, we have elected to exclude corporate allocated costs from the operating results of our reportable segments. Accordingly, expenses specific to corporate activities have been presented separately from those presented for our reporting segments, for each current and comparative period presented.

NON-GAAP FINANCIAL MEASURES

        In this prospectus, we use the following non-GAAP financial measures:

Adjusted EBITDA

        All references to "Adjusted EBITDA" in this prospectus are to revenues less operating expense and selling, general and administration ("SG&A") expense, excluding certain non-operating or non-recurring SG&A expenses. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, income taxes and net income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted for investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, conversion costs, other expenses, and current income taxes). We believe that Adjusted EBITDA is a useful financial and operating metric for our management, directors and lenders, as it represents a starting point in the determination of free cash flow. For a reconciliation between net income and Adjusted EBITDA, see "Summary — Summary Consolidated Financial Data."

Free cash flow

        In this prospectus, we refer to "free cash flow." Free cash flow is a term that does not have a standardized meaning prescribed by U.S. GAAP, and is therefore unlikely to be comparable to similar measures used by other companies. Free cash flow is prepared before dividends declared. The purpose of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies in our industry, and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment and debt repayment. For a reconciliation between Adjusted EBITDA and free cash flow, see "Summary — Summary Consolidated Financial Data."

S-iii

 SUMMARY

        This summary highlights selected information about our business and the offering. It may not contain all the information that may be important to you in deciding whether to invest in our common shares. You should read this entire prospectus supplement and the accompanying prospectus, together with the information incorporated by reference, including our consolidated financial statements and the consolidated financial statements of WSI, including in each case the related notes, before making an investment decision.

 Our Company

        We are North America's third largest non-hazardous solid waste management company. We provide non-hazardous solid waste collection and disposal services to commercial, industrial, municipal and residential customers in 12 states and the District of Columbia in the United States and six provinces in Canada. We serve our customers with vertically integrated collection and disposal assets. We believe we hold a top three market share position by number of collection routes in over 80% of the markets in which we operate. As of December 31, 2010, we served approximately 3.8 million residential customers and approximately 250,000 commercial and industrial customers.

        Our operating philosophy is focused on developing strong collection operations and substantial market share in dense, urban markets. We believe that collection density provides us the flexibility to pursue various price and volume strategies to drive revenue growth, margin expansion and cash flow generation. Our 114 collection operations are supported by our extensive asset footprint, including 61 transfer stations, 30 landfills and 42 material recovery facilities ("MRFs"). The integration of our collection operations with our transfer and disposal assets enhances the operating leverage in our business model. We believe that our ability to internalize a significant portion of the waste we collect augments our margin profile and the positioning of our local market operations. We focus on markets where we can implement our operational philosophy to optimize return on assets and drive additional growth and profitability.

        On July 2, 2010, we completed our acquisition of WSI, which has helped reinforce our growth strategy and market position. WSI is an integrated solid waste management company that provides collection, transfer, landfill disposal and recycling services in Florida, Ontario, Alberta, Saskatchewan and British Columbia. The acquisition of WSI provided us with an additional seven landfills, 22 transfer stations, 17 MRFs and 34 collection operations and has allowed us to diversify our business across U.S. and Canadian markets, customer segments and service lines, and to increase our internalization and vertical integration in the Canadian and U.S. Northeast markets. We also believe this acquisition will create annual synergies of approximately $35 million and cash flow and earnings per share accretion, which we expect will enhance short and long-term returns to shareholders.

        Our U.S. business operates under the IESI and WSI brands and provides vertically integrated waste collection and disposal services in two geographic regions: the South, consisting of various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the Northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland and the District of Columbia. Combined, our U.S. businesses operate 22 landfills, 45 transfer stations, 22 MRFs, two landfill gas to energy facilities and one transportation operation.

        Our Canadian business operates under the BFI Canada and WSI brands. We believe we are one of Canada's two largest non-hazardous solid waste management companies, providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. Our Canadian business also provides disposal services in the province of Saskatchewan. Our Canadian business owns or operates eight landfills, 16 transfer stations, 20 MRFs and one landfill gas to energy facility.

 Our Industry

        The North American non-hazardous solid waste management industry comprises the collection, transportation, transfer, disposal and recycling of non-hazardous solid waste at landfills or other disposal facilities such as incineration or composting facilities. Non-hazardous solid waste includes commercial, industrial and residential waste (including household and yard waste). Non-hazardous solid waste is solid waste that is not comprised of substances considered hazardous materials under any federal, provincial, state or local legislation or regulation applicable to the collection, transfer, disposal or recycling of solid waste.

        According to the Waste Business Journal and Statistics Canada, the North American non-hazardous solid waste management industry is expected to generate nearly $70 billion in revenue in 2011. Six public companies are expected to generate approximately 36% of these revenues, with the remaining revenues being generated by privately owned companies and government authorities. Although it remains fragmented, the non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States. We believe that this consolidation will continue, mainly as a result of the ability of larger operators to achieve economies of scale, and cost pressures and landfill closures brought about by regulatory changes and stringent environmental regulation, enforcement and compliance costs. As a consequence, non-hazardous solid waste management companies are increasingly operating larger, longer-term landfills that service larger geographical areas. Larger waste management companies are also generally focused on achieving greater internalization from their operations.

Our Strengths

        Leading market positions.    Our ability to develop and maintain strong collection operations in dense, urban markets is fundamental to our operating philosophy. Therefore, we have focused our operations in markets where we have or can acquire sufficient collection density to support our business strategy. We believe we hold a top three market share position by number of collection routes in over 80% of the markets in which we operate. In many markets, we combine our collection operations with our transfer stations and landfills that are strategically located adjacent to the urban centers we serve. This integration of collection and disposal assets enables us to increase internalization rates and margins. We believe that our ability to internally dispose of a substantial amount of our collected waste from a local market provides an economic advantage over those market participants that must rely to a greater extent on third parties for disposal services.

        Asset productivity driven by market density.    The density of the urban markets we serve provides various opportunities to enhance the productivity of our collection and disposal assets. Through field training programs, our management team has implemented an analytical and practical approach to managing the business at the local market level in order to optimize asset productivity and return on invested capital. We believe that our focus on key productivity metrics, including return on maintenance capital and revenue per hour, allows us to continually improve the utilization of our assets, pursue optimal pricing and volume strategies and maximize free cash flow.(1)

        Customer and geographic diversification.    Our customer base and asset profile are highly diversified across geography. As of December 31, 2010, we served approximately 3.8 million residential customers and approximately 250,000 commercial and industrial customers across 12 states and the District of Columbia in the United States and six Canadian provinces. Our geographic diversity helps to insulate our overall operating performance from volatility in local markets. In addition, our stable commercial and residential customer base mitigates the impact of our more economically cyclical industrial and recycling business on our overall operating performance.

        Long-term customer relationships.    We have established long-term relationships with a large number of organizations, including residential and other governmental agencies and small, medium and large enterprises. Our focus on customer service has resulted in strong customer loyalty and enabled us to sign long-term contracts with many of our customers. Our typical long-term customer contract has a three to five-year term and provides for automatic renewal, subject to certain termination rights in favor of the customer. These contracts also typically provide us with the ability to make annual indexed fee adjustments and adjustments to cover increases in certain costs, including fuel, environmental, disposal and transportation costs. Our stable customer base and significant contracted revenue base provide us with visible, recurring cash flow.

        Proven management team.    We have a proven senior management team, averaging more than 27 years of experience in the non-hazardous solid waste management industry. Since we were founded in 2000, our management team has demonstrated an impressive track record of both organic and acquisitive growth. Over the past three years, we have generated compound annual revenue and Adjusted EBITDA(1) growth of approximately 19% and 17%, respectively.

Our Strategy

        Increase collection density.    We seek to compete in high density, urban markets that provide the opportunity to develop significant collection density. Our ability to increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration. In addition, increasing our revenue per hour against a fixed cost base creates operating leverage in our business model. We intend to continue to focus on growing within existing markets that support this business and will pursue growth in new markets that provide similar opportunities in the future.

        Optimize asset mix to improve return on capital.    We seek to balance the composition of our assets within a region in order to effectively implement our asset productivity strategies. By optimizing our collection and disposal asset base around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital. Our asset mix in Canada has consistently generated strong Adjusted EBITDA(1) in each of the last five years. We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations. For example, our asset footprint in our Northeast segment has a higher proportion of landfill operations than we deem optimal. Accordingly, we intend to acquire collection assets to increase density and optimize price and volume strategies through our collection assets in this or adjacent segments.

        Generate internal growth.    We seek to leverage our strong market positions and asset profile to drive internal revenue growth. Through focused business development efforts, we seek to increase contracted waste volumes in the markets we serve. In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing infrastructure. By increasing route density, we can enhance the internalization and margin profile of our existing operations. In addition, we intend to apply different pricing strategies, when appropriate, to adequately capture the value of our service offering.

        Increase internalization.    We seek to increase internalization in the markets we serve by controlling the waste stream from our collection operations through to our disposal assets. Internalization gives us greater ability to control costs by avoiding third-party landfill tipping fees and allows for greater asset utilization within our business. We believe vertical integration is critical to our objective of achieving access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed in order to economically operate such facilities. In order to support our internalization goals, we aim to increase route density and acquire assets that enhance vertical integration opportunities in a market.

        Pursue strategy enhancing acquisitions.    We employ a disciplined approach to evaluating strategic acquisitions. We intend to pursue acquisitions that support our market strategy and are accretive on a free cash flow(1) basis before synergies. Our acquisition efforts are focused on markets that we believe enhance our existing operations or provide significant growth opportunities. We have identified a significant acquisition pipeline that meets our strategic criteria. We believe that our experienced management, decentralized operating strategy, financial strength and scale make us an attractive buyer for acquisition targets.

Note:

(1)
For a discussion of non-GAAP financial measures, see "Non-GAAP Financial Measures" on page S-iii of this prospectus supplement.

        Our principal executive offices are located at 400 Applewood Crescent, 2nd Floor, Vaughan, Ontario L4K 0C3, and our telephone number is (905) 532-7510. Our principal U.S. office is located at 2301 Eagle Parkway, Suite 200, Fort Worth, Texas 76177. Our U.S. telephone number is (817) 632-4000.

 The Offering

Common shares offered by the selling securityholder	9,483,648 shares
Common shares outstanding after this offering	120,726,722 shares
Over-allotment option	The selling securityholder has granted the underwriters an option to purchase, within 30 days of the date of this prospectus supplement, up to an additional 1,422,547 common shares solely to cover over-allotments, if any.
Use of proceeds	No portion of the proceeds of this offering will be received by us.
NYSE symbol	BIN
TSX symbol	BIN
Risk factors	An investment in our common shares involves various risks that should be carefully considered by prospective investors. See "Risk factors" in this prospectus supplement.

        The number of common shares that will be outstanding immediately after the completion of this offering is based on the number of common shares outstanding as of March 21, 2011, but excludes as of that date (i) 2,625,779 common shares issuable on the exercise of options, with a weighted average exercise price of $21.23 (of which 2,525,779 have vested and 1,625,779 are in the money), (ii) 194,433 common shares issuable on the exercise of warrants, with an exercise price of $13.89 and (iii) 1,000,000 common shares that will be purchased by us in this offering and subsequently cancelled. See "Underwriting — Company Purchases."

 SUMMARY CONSOLIDATED FINANCIAL DATA

        The following summary consolidated financial data as at and for the year ended December 31, 2008 is derived from our audited consolidated financial statements, which are not incorporated by reference into this prospectus. The following summary consolidated financial data as at and for the years ended December 31, 2009 and 2010 is derived from our audited consolidated financial statements, which are incorporated by reference into this prospectus. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. See "Presentation of our Financial Information" on page s-ii of this prospectus supplement. Our historical results from any prior period are not necessarily indicative of results to be expected for any future period. In particular, we completed our acquisition of WSI on July 2, 2010. For financial reporting purposes, WSI's operations were not consolidated into our operations for any period prior to July 2, 2010. For certain pro forma financial information relating to our acquisition of WSI, see the business acquisition report, dated September 10, 2010, relating to our acquisition of WSI, which is incorporated by reference into this prospectus. See "Documents Incorporated by Reference." This information is only a summary and should be read together with our consolidated financial statements and the related notes and other financial information, as well as the related management's discussion and analysis, that is incorporated by reference in this prospectus.

	Year ended December 31
	2008	2009	2010
	(in thousands of U.S. dollars, except share and per share amounts)
Revenues	$1,046,803	$1,008,466	$1,429,765
Expenses
Operating	629,748	588,104	839,973
Selling, general and administration	123,426	136,846	192,865
Restructuring	—	—	5,180
Amortization	168,859	156,702	207,666
Net gain on sale of capital and landfill assets	(862)	(198)	(414)

Operating income	125,632	127,012	184,495
Interest on long-term debt	51,490	34,225	48,786
Net foreign exchange (gain) loss	(612)	276	47
Net loss (gain) on financial instruments	9,990	(1,562)	(5,493)
Conversion costs	3,137	298	—
Other expenses	123	162	3,210

Income before income tax expense and net loss from equity accounted investee	61,504	93,613	137,945
Income tax expense
Current	6,630	20,039	36,248
Deferred	(85)	19,846	19,410

	6,545	39,885	55,658
Net loss from equity accounted investee	—	—	118

Net income	$54,959	$53,728	$82,169

Net income — controlling interest	$46,050	$47,062	$74,105
Net income — non-controlling interest	$8,909	$6,666	$8,064
Comprehensive income — controlling interest	$100,787	$71,092	$110,173
Comprehensive income — non-controlling interest	$—	$10,070	$11,133
Net income per weighted average share, trust unit and participating preferred share equivalent, basic	$0.80	$0.64	$0.77
Net income per weighted average share, trust unit and participating preferred share equivalent, diluted	$0.80	$0.63	$0.76
Weighted average number of shares outstanding (thousands), basic	57,706	73,892	96,451
Weighted average number of shares outstanding (thousands), diluted	68,843	85,020	107,479

	Year ended December 31
	2008	2009	2010
	(in thousands of U.S. dollars)
Other Financial Data
Adjusted EBITDA(1)	$290,697	$290,449	$413,826
Cash generated from operating activities	$218,481	$256,269	$293,861
Purchase of capital assets	$82,071	$81,219	$97,647
Purchase of landfill assets	$59,024	$41,057	$44,994
Free cash flow(1)	$92,909	$114,109	$191,300
Balance Sheet Data
Cash and cash equivalents	$11,938	$4,991	$13,406
Total assets	$1,932,919	$1,997,587	$3,390,487
Total long-term debt, including current portion	$873,590	$654,992	$1,259,659
Total liabilities	$1,135,217	$982,041	$1,743,892

Note:

(1)
For a discussion of non-GAAP financial measures, see "Non-GAAP Financial Measures" on page S-iii of this prospectus supplement.

  A reconciliation between net income and Adjusted EBITDA is provided below:

	Year ended December 31
	2008	2009	2010
	(in thousands of U.S. dollars)
Net income	$54,959	$53,728	$82,169
Net loss from equity accounted investee	—	—	118
Net income tax expense	6,545	39,885	55,658
Other expenses	123	162	3,210
Conversion costs	3,137	298	—
Net loss (gain) on financial instruments	9,990	(1,562)	(5,493)
Net foreign exchange (gain) loss	(612)	276	47
Interest on long-term debt	51,490	34,225	48,786

Operating income	$125,632	$127,012	$184,495
Transaction and related costs — SG&A	—	3,612	8,563
Fair value movements in stock options and rabbi and trust units — SG&A	(2,932)	2,006	8,336
Corporate reorganization expense — SG&A	—	1,315	—
Restructuring expenses	—	—	5,180

Adjusted operating income	122,700	133,945	206,574

Net gain on sale of capital and landfill assets	(862)	(198)	(414)
Amortization	168,859	156,702	207,666

Adjusted EBITDA	$290,697	$290,449	$413,826

  A reconciliation between Adjusted EBITDA and free cash flow is provided below:

	Year ended December 31
	2008	2009	2010
	(in thousands of U.S. dollars)
Adjusted EBITDA	$290,697	$290,449	$413,826
Restricted share expense	633	1,485	1,977
Purchase of restricted shares	(3,734)	(172)	(1,241)
Capital and landfill asset purchases	(141,095)	(122,276)	(142,641)
Landfill closure and post-closure expenditures	(2,022)	(7,145)	(5,749)
Landfill closure and post-closure cost accretion expense	3,010	3,130	3,827
Interest on long term debt	(51,490)	(34,225)	(48,786)
Interest on long-term debt — high yield defeasance interest	—	—	1,663
Non-cash interest expense	3,540	2,902	4,672
Current income tax expense	(6,630)	(20,039)	(36,248)

Free cash flow	$92,909	$114,109	$191,300

 RISK FACTORS

        An investment in our common shares involves risks. Before making an investment decision, you should carefully consider the following risks, as well as all of the other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Any of these risks could materially and adversely affect our business, properties, operations, results, financial condition, prospects or assets, which could in turn materially adversely affect the value of our common shares. Additional risks and uncertainties not currently known to us, or that are currently considered immaterial, may also materially and adversely affect our business, properties, operations, results, financial conditions, prospects or assets.

Downturns in the worldwide economy could adversely affect our revenues and operating margins.

        Our business is affected by changes in economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets. Although our services are of an essential nature, a weak worldwide economy generally results in decreases in volumes of waste generated, which decreases our revenues. Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers. During weak economic conditions, we may also be adversely impacted by our customers' ability to pay us in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies. If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected. Our U.S. northeast operations have suffered the most significant impact of the current economic downturn.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business.

        We are subject to significant environmental and land use laws and regulations. Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances. To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals. Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain. Obtaining permits often takes several years and requires numerous hearings, and is in addition to complying with land use, environmental and other regulatory requirements. Often, we also face resistance from citizen groups and other environmental advocacy groups. Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could hinder internalization and impair our business strategy. A failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our consolidated balance sheet and result in significant impairment charges recorded on our statement of operations and comprehensive income or loss. We are currently appealing the denial of our application for an extension of the municipal permit at our Calgary landfill site. If we are unsuccessful, contributions to income generated from this site will be lost, which could have an adverse effect on our business, financial condition and results of operations.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves.

        We have material financial obligations to pay closure and post-closure costs in respect of our landfills. We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations. The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage.

        If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits. Collection contracts, municipal contracts and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations. We typically satisfy these requirements by posting bonds. As of December 31, 2010, we had approximately $352 million of such bonds in place. Closure bonds are difficult and costly to obtain. In addition, we are subject to market conditions relating to the cost of surety bonds, letters of credit and other financial assurances. If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits. Any future difficulty in obtaining insurance could also impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage. We are also subject to market conditions as they relate to the cost of insurance, which is further affected by our claims history. Our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations.

Our long-term debt facilities existing at December 31, 2010 (collectively, our "facilities") contain restrictive covenants, which require us to meet certain financial ratios and financial condition tests.

        The terms of our facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests. A failure to comply with any of these terms could result in an event of default, which, if not cured or waived, could result in accelerated repayment. If the repayment of any of these facilities was to be accelerated, we cannot assure you that our assets would be sufficient to repay these facilities in full.

We have significant indebtedness, which could adversely affect our financial condition.

        We have, and expect to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations. As of December 31, 2010, we had total indebtedness of approximately $1,259 million. Our high degree of leverage could have important consequences to you. For example, it may:

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  increase our vulnerability to adverse economic and industry conditions;

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  require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

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  limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes or acquisitions;

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  place us at a disadvantage compared to our competitors that have less debt; and

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  limit our flexibility in planning for, or reacting to, changes in the business and in the industry generally.

We expect to engage in further acquisitions or mergers, which may adversely affect the profits, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated.

        Our growth strategy is based, in part, on our ability to acquire other waste management businesses. The success of our acquisition strategy will depend, in part, on our ability to:

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  identify suitable businesses to buy;

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  negotiate the purchase of those businesses on acceptable terms;

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  complete the acquisitions within our expected time frame;

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  improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

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  respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

        We may fail to properly complete any or all of these steps.

        Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do. Increased competition may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including high purchase prices. If acquisition candidates are unavailable or too costly, we may need to change our business strategy.

        Our integration plan for acquisitions will contemplate certain cost savings, including the elimination of duplicative personnel and facilities. Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions. Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins. Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base. As a result, operating margins could be less than we originally anticipated when we made those acquisitions. In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets. If the financial markets experience a similar disruption, our valuation and our ability to fund significant acquisitions may once again be adversely affected.

        As a result of our acquisition of WSI, which closed on July 2, 2010, we have incurred a number of non-recurring costs associated with the combination of the two companies. The substantial majority of non-recurring expenses resulting from the acquisition will be comprised of transaction and financing costs, facilities and systems consolidation costs and employment-related costs. We will also incur transaction fees and costs related to formulating integration plans. Additional unanticipated costs may be incurred in the integration of the two companies' businesses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset incremental transaction and acquisition related costs in the near term, or at all.

The acquisition of WSI may not be accretive and may cause dilution to our earnings per share, which may negatively affect the market price of our common shares.

        We expect that the acquisition of WSI will be accretive to earnings per share, after taking into account transaction costs, within two years from completion of the merger. This expectation is based on estimates that may materially change. We could also encounter additional transaction and integration-related costs or other factors, such as the failure to realize all of the benefits anticipated. All of these factors could cause dilution to our earnings per share or decrease or delay the expected accretive effect of the acquisition and cause a decrease in the price of our common shares.

Future acquisitions may increase our capital requirements.

        We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any waste management businesses that we want to acquire. Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow, which we define as free cash flow after dividends declared. Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our consolidated balance sheet. Higher debt levels can increase our borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness.

We may be unable to successfully manage our growth.

        Our growth strategy has placed and will continue to place significant demands on our financial, operational and management resources. Our success following our acquisition of WSI will depend in part on our ability to retain key employees and to successfully manage the broader organization resulting from the business combination. Competition for qualified individuals may be intense and key individuals may depart because of issues relating to the uncertainty and difficulty of integration or a general desire not to remain. Furthermore, we will face challenges inherent in efficiently managing an increased number of employees over large, geographically diverse areas. Accordingly, no assurance can be given that we will be able to retain key employees or successfully manage the larger and more diverse combined organization, which could result in disruption to our business and negatively impact our operations and financial condition.

        In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems. We cannot assure you that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required.

We may lose contracts through competitive bidding or early termination.

        We derive a portion of our revenue from municipal contracts that require competitive bidding by potential service providers. Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, such contracts may not be maintained or won in the future. We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all. These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

        We also derive a portion of our revenue from non-municipal contracts, which generally have a term of three to five years. Some of these contracts permit our customers to terminate them before the end of the contractual term. Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings. Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives. We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in significant gains or losses on the assets disposition.

We depend on third-party disposal customers at our landfills and we cannot assure you that we will maintain these relationships or continue to provide services at current levels.

        Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations. The loss of third-party disposal customers could reduce our revenues and profitability. For the year ended December 31, 2010, approximately 57% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers. Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills so we can continue operating our landfills at profitable levels. We cannot assure you that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels. We also cannot assure you that third-party customers will continue to utilize our sites and pay acceptable gate rates that generate acceptable margins for us. Decreases could occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations. In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in current arrangements with existing customers, in which case revenues and profitability could decline. In our U.S. northeast operations, the current economic slowdown has resulted in reduced landfill volumes and has caused us to absorb costs we would not otherwise absorb to maintain and attract volumes.

Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations.

        Our Canadian operations are concentrated in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those markets' local economies, regulations and seasonal fluctuations. Our U.S. operations are concentrated in the northeastern and southern U.S. and are susceptible to those regions' local economies, regulations and seasonal fluctuations. We operate in the following 12 states: Florida, Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland and Illinois, as well as the District of Columbia. Our U.S. operations derive the majority of their revenue from Texas, New York and Florida. Accordingly, economic downturns in Texas, New York or Florida, and other factors affecting such states, such as state regulations affecting the non-hazardous solid waste management industry or severe weather conditions in those regions, could have a material adverse effect on our business, financial condition and results of operations.

        We derived more than 18.8% of our revenue during 2010 and 21.3% of our revenue for 2009 from services provided in Texas, and more than 16.0% of our revenue during 2010 and 25.3% of our revenue for 2009 from services provided in New York. With the addition of WSI in July 2010, we also derived more than 8.2% of our revenue from services provided in Florida for the six month period ended December 31, 2010. Accordingly, economic downturns in Texas, New York and Florida, and other factors affecting such states, such as state regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

        In addition, seasonality may temporarily affect our revenues and expenses. We generally experience lower construction and demolition debris volumes during the winter months when the construction industry is less active. Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of collection operations. Higher than normal rainfall and more frequent rain storms can put additional stress on the construction industry by lowering the volumes of waste handled in our landfills.

        Most recently, our U.S. northeast operations have been impacted by the economic slow down.

        Revenues generated under municipal contracts with New York City represented 3.4% of our revenues from our U.S. operations in 2010. Termination, modification or non-renewal of such contracts could have a material adverse effect on our business, results of operations and financial condition.

        We attribute 4.3% of our consolidated revenue in 2009 and 3.4% of consolidated our revenue in 2010 to our municipal contracts with New York City. On November 1, 2008, two of these contracts were renewed by New York City for three years, plus two one-year renewal options at the City's option. The last of the three contracts renewed in February 2010 for three years, plus two one-year renewal options at the City's option. Contracts with New York City can be terminated by New York City upon 10 days' notice. If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue. Such a loss could have a material adverse effect on our business, financial condition and results of operations.

        In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City's reliance on private transfer stations, such as the ones we operate in New York City. While the plan is preliminary and has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste. Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste. We have made and will continue to make proposals as requested by the City until the City decides on the final plan and contractors. If New York City implements changes to this system, it is possible that our existing contracts with the City would be modified, terminated or would not be renewed.

Some of our employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize our employees could divert management's attention from our business or increase our operating cost.

        As of December 31, 2010, approximately 1,900, or 29%, of our employees were covered by collective bargaining agreements negotiated. These collective bargaining agreements have terms ranging from three to five years, except for one which has a one-year renewal. These collective bargaining agreements expire through 2015.

        The negotiation or renegotiation of these agreements could divert management's attention from our business and the terms of any agreement could have an adverse effect on our company. If we are unable to negotiate acceptable collective bargaining agreements, we may be faced by union initiated work stoppages, including strikes.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased diesel fuel costs through fuel surcharges.

        The price of diesel fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows. From time to time, in accordance with the terms of most of our customer contracts, we attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers' contracts and market conditions. We have entered into a series of fuel hedges in both Canada and the United States with a view to limiting our exposure to fluctuating diesel fuel prices and to reducing operating cost variability, however, there can be no assurance that we will be successful in this regard.

Our revenues will fluctuate based on changes in commodity prices.

        Our recycling operations process for sale certain recyclable materials, such as old corrugated cardboard, paper, plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations. Our results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control. These fluctuations may affect our consolidated financial condition, results of operations and cash flows.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer.

        Our future success will depend on, among other things, our ability to keep the services of our management and to hire other highly qualified employees at all levels. We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need. The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets.

        In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects. Events that could, in some circumstances, lead to impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise. We also carry a significant amount of goodwill on our consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events. We may be required to incur charges against earnings if we determine that certain events (such as the recent downturn in the recycling commodities market) could potentially cause the carrying value of our assets to be greater than their fair value, resulting in goodwill impairment. Any such charges could have a material adverse effect on our results of operations.

We cannot assure you that our insurance coverage will be sufficient to cover all losses or claims that we may incur.

        We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations. However, not all risks are covered by insurance, and we cannot assure you that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations.

We are subject to extensive legislation and governmental regulation that may restrict or increase the cost of our operations.

        Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters. These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality (including carbon or greenhouse gas emissions), water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances. In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

        Our compliance with regulatory requirements is costly. We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements. In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued.

        Extensive regulations govern the design, operation and closure of landfills. For example, in October 1991, the U.S. Environmental Protection Agency ("EPA") established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended. If we fail to comply with the Subtitle D regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties. Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us. The financial obligations arising from any failure to comply with the Subtitle D regulations could harm our business and operating results. Similar minimum requirements, including the requisite obligations, exist for solid waste landfills operating in Canada, which are governed by the respective provincial jurisdiction in which the landfill is located.

        Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries. In the future, our collection, transfer and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste. Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states. If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state. In addition, we believe that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states' landfills.

        Certain collection, transfer and landfill operations may also be affected by "flow control" legislation. Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in transfer stations or landfills or in third-party landfills used by us.

        In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the Business Integrity Commission), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees. The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business in this region.

        From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills. If additional fees are imposed in jurisdictions in which we operate and we are not able to pass the fees through to our customers, our operating results would be negatively affected.

        We must comply with the requirements of federal, provincial and state legislation related to worker health and safety. These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task. Our compliance with these regulatory requirements is costly. We may be required to enhance, supplement or replace equipment and/or facilities. If we are unable to comply with these regulatory requirements, we could be required to close certain facilities. In addition, failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

        The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which we are subject, could require us to make significant expenditures or otherwise affect the way we operate our business, and could affect our financial condition and results of operations.

We are subject to various environmental, health and safety requirements, which, if violated, could subject us to sanctions or third-party litigation.

        We may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odors and other releases to the environment or other environmental matters (including the acts or omissions of our predecessors) for which the business may be responsible. We may also be subject to court challenges of our operating permits.

        Solid waste management companies are often subject to close scrutiny by federal, provincial, state and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

        In general, environmental, health and safety laws authorize federal, provincial, state or local environmental regulatory agencies and attorney generals (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. These agencies and attorney generals may also attempt to revoke or deny renewal of our permits, franchises or licenses for violations or alleged violations of environmental, health and safety laws or regulations. Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate and to impose monetary penalties. Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

        From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations. We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices. However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings. Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services and negatively impact our results from operations. A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could also affect our financial condition and results of operations.

        Our future compliance with landfill gas management requirements under the U.S. Clean Air Act of 1970, as amended, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

We could be liable for contamination by hazardous substances.

        We may have liability for environmental contamination associated with our current and former facilities as well as third -party facilities. We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination.

        We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others. We could be liable for this type of contamination even if the contamination did not result from these activities or occurred before we owned or operated the properties. We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed.

        Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages. Moreover, many substances are defined as "hazardous" under various environmental laws and their presence, even in minute amounts, can result in substantial liability. While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution. If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

        In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities, or have operated their waste management and landfill operations in a manner that requires us to perform new engineering and remedial actions in order to comply with all applicable requirements. These businesses may have released substances into the soil, air or groundwater. They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil, air or groundwater. Depending on the nature and business of these acquisitions and other factors, we could be liable for the cost of cleaning up any contamination, preventing future releases of substances, and other damages, for which the acquired businesses are liable. Any indemnities or warranties we obtain in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gives the indemnity or warranty or other reasons. Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

        We could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges. Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect our financial condition and results of operations.

Governmental authorities may enact climate change regulations that could increase our costs to operate.

        Environmental advocacy groups and regulatory agencies in Canada and in the United States have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change. As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions. The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations. As an example, certain jurisdictions in which we operate are contemplating air pollution control regulations that are more stringent than the existing requirements. Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.

Our business is highly competitive, which could reduce our profitability or limit our growth potential.

        The North American waste management industry is very competitive. We face competition from several larger competitors and a large number of local and regional competitors. Some of our competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price. Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry. We face competition from these businesses in the markets and regions we currently serve.

        Similar competition may exist in each location into which we try to expand in the future. In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

        In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or "tipping" fees, geographical location and quality of operations. Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste. In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates.

        Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

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  reducing waste at the source, including recycling and composting;

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  prohibiting disposal of certain types of waste at landfills; and

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  limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

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  requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning;

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  composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

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  prohibiting the disposal of yard waste, tires and other items in landfills.

        These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at a reduced capacity or force us to charge lower prices for landfill disposal services.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected.

        When we include the expansion airspace in our calculations of available airspace, we adjust our landfill liabilities to the present value of projected costs for cell closure and landfill closure and post-closure. It is possible that any of our estimates or assumptions could ultimately turn out to be significantly different from actual results. In some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, or our belief that we will receive an expansion permit changes adversely in a significant manner, the landfill assets, including the assets incurred in the pursuit of the expansion, may be subject to impairment testing and lower prospective profitability may result due to increased interest accretion and depreciation or asset impairments related to the removal of previously included expansion airspace. In addition, if our assumptions concerning the expansion airspace should prove inaccurate, certain of our cash expenditures for closure of landfills could be accelerated and adversely affect our results of operations and cash flow.

We routinely make accounting estimates and judgments. If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements.

        We make accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented. Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have a material adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements.

The adoption of new accounting standards or interpretations could adversely affect our financial results.

        Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods. The accounting rules and regulations that we must comply with are complex and continually changing. While we believe that our financial statements have been prepared in accordance with U.S. GAAP, we cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements.

        We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures. Our board of directors, in coordination with the Audit Committee, is responsible for assessing the progress and sufficiency of our internal control over financial reporting and disclosure controls and procedures and makes adjustments as necessary. Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business. We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expense.

        More than 50% of our total assets are located in the United States. In order to maintain our current status as a foreign private issuer under United States securities laws, a majority of our common shares must be either directly or indirectly owned by non-residents of the United States. We may in the future lose our foreign private issuer status if a majority of our common shares are held by residents of the United States. The regulatory and compliance costs to us under United States federal securities laws as a United States domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system ("MJDS"). If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the United States Securities and Exchange Commission ("SEC"), which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers. Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the generally more restrictive Regulation S requirements that apply to United States companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition to any such financings.

Because we are an Ontario company, certain civil liabilities and judgments may not be enforceable against us.

        We are organized under the laws of the Province of Ontario, Canada, and certain of our directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to affect service of process within the United States upon us or upon our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Furthermore, it may be difficult for investors to enforce judgments of United States courts based on civil liability provisions.

We may, in the future, attempt to divest or sell certain parts or components of our business to third parties, which may result in lower than expected proceeds or losses or we may be unable to identify potential purchasers.

        From time to time in the future, we may sell or divest certain components of our business. These divestitures may be undertaken for a number of reasons, including as a result of a determination that the specified asset will provide inadequate returns to us, the asset no longer serves a strategic purpose in connection with our business or we determine the asset may be more valuable to a third-party. The timing of such sales or divesture may not be entirely within our control. For example, we may need to quickly divest assets to satisfy immediate cash requirements, or we may be forced to sell certain assets prior to canvassing the market or at a time when market conditions for valuations or for financing for buyers are unfavorable, which would result in proceeds to us in an amount less than we expect or less than our assessment of the value of those assets. We also may not be able to identify buyers for certain of our assets, particularly given the difficulty that potential acquirers may currently face in obtaining financing, or we may face opposition from municipalities or communities to a disposition or the proposed buyer. Any sale of our assets could result in a loss on divestiture. Any of the foregoing would have an adverse effect on our business and results of operations.

The downturn in the U.S. economy may expose us to credit risk for amounts due from governmental agencies, large national accounts and others.

        The weak U.S. economy has reduced the amount of taxes collected by various governmental agencies. We provide services to a number of these agencies including numerous municipalities. These governmental agencies may suffer financial difficulties resulting from a decrease in tax revenue and may ultimately be unable or unwilling to pay amounts owed to us. In addition, the weak economy may cause other customers, including our large national accounts, to suffer financial difficulties and ultimately to be unable or unwilling to pay amounts owed to us. This could have a negative impact on our consolidated financial condition, results of operations and cash flows.

Risks Related to an Investment in our Common Shares

Future issuances of our common shares will be dilutive to existing shareholders.

        We are authorized to issue an unlimited number of common shares, an unlimited number of special shares and an unlimited number of preferred shares issuable in series for that consideration and on those terms and conditions as shall be established by our board of directors, generally without the approval of shareholders. Existing shareholders have no pre-emptive rights in connection with such further issues. Subject to TSX and NYSE rules requiring shareholder approval, we may make future acquisitions or enter into financings or other transactions involving the issuance of our securities which may be dilutive to existing shareholders. Sales or issuances of substantial amounts of common shares, or the perception that such sales could occur, may adversely affect prevailing market pricing for our common shares.

Our common shares are publicly traded, and are subject to various factors that could make our share price volatile.

        From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the common shares for reasons unrelated to our performance. The market price of our common shares may fluctuate based on a number of factors, including our operating performance, the public's reaction to our press releases, the arrival and departure of key personnel and changes in our guidance.

The payment of dividends is subject to the discretion of the board of directors.

        Dividends paid by us may fluctuate. The payment of dividends is subject to the discretion of the board of directors, and our dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, our free cash flow, general business conditions, financial requirements for our operations and to execute our growth strategy, the terms of our existing indebtedness, the satisfaction of solvency tests imposed by the Business Corporations Act (Ontario) for the declaration and payment of dividends and other factors that the board of directors may in the future consider to be relevant.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. You can typically identify forward-looking statements by the use of forward-looking words, such as "anticipate," "believe," "budget," "continue," "could," "estimate," "expect," "forecast," "goals," "intend," "intent," "belief," "may," "plan," "foresee," "likely," "potential," "project," "seek," "strategy," "synergies," "targets," "will," "should," "would," variations of such words and other similar words. Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions. Those statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Numerous factors could cause our actual results to differ materially from those expressed or implied in the forward-looking statements, including the following, which are discussed in greater detail elsewhere in this prospectus:

  •
  downturns in the worldwide economy;

  •
  risks related to our landfill operations, including our ability to obtain, renew and maintain certain permits, licenses and approvals;

  •
  our financial obligations to pay closure and post-closure costs in respect of our landfills;

  •
  our ability to obtain performance or surety bonds, letters of credit and insurance;

  •
  our leverage, restrictive covenants in our debt instruments and our capital requirements;

  •
  our level of outstanding indebtedness;

  •
  our ability to implement our acquisition strategy;

  •
  the possibility that the estimated synergies relating to our acquisition of WSI will not be realized within the expected timeframe or at all;

  •
  increases in our capital requirements as a result of future acquisitions;

  •
  our ability to manage the growth of our business;

  •
  our ability to successfully bid on new contracts;

  •
  our reliance on third-party disposal customers;

  •
  our geographic and customer concentration;

  •
  the loss of significant contracts;

  •
  labour disputes or other work stoppages;

  •
  fuel cost fluctuations;

  •
  changes in commodity prices;

  •
  our reliance on and ability to retain key personnel;

  •
  potential changes in the carrying value of our assets and goodwill;

  •
  uninsured and underinsured losses;

  •
  the stringent requirements of, and the potential for changes to, applicable legislation and governmental regulations;

  •
  our inability to comply with environmental regulations;

  •
  liabilities resulting from potential environmental contamination;

  •
  costs and uncertainties surrounding climate change regulations;

  •
  competition, whether new or existing;

  •
  provincial, state and local government requirements under which landfill alternatives are encouraged;

  •
  the accuracy of our assumptions relating to landfill expansion;

  •
  our use of accounting estimates and judgments;

  •
  the adoption of new accounting standards;

  •
  potential deficiencies in our internal control over financial reporting and disclosure controls and procedures;

  •
  the loss of our status as a foreign private issuer;

  •
  future asset sales and divestitures; and

  •
  customer credit risk.

        All of the forward-looking statements included in this prospectus are qualified by these cautionary statements and those made in the "Risk Factors" section of this prospectus supplement, those made in the "Risk Factors" section of our annual information form dated March 31, 2010, in respect of our fiscal year ended December 31, 2009, those made in the "Risks and Uncertainties" and "Outlook" sections of our management's discussion and analysis as at and for the year ended December 31, 2010 and those made in our other filings with the securities commissions or similar authorities in Canada incorporated by reference herein. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of the document in which they are contained. The areas of risk and uncertainty described above are not exclusive and should be considered in connection with any forward-looking statements that may be made in this prospectus. In addition, although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those discussed in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Except as required by applicable law or regulation, we disclaim any obligation to release publicly or otherwise make any revisions to any forward-looking statements, to report events or circumstances after the date of this prospectus supplement or to report the occurrence of unanticipated events.

 USE OF PROCEEDS

        The net proceeds from the sale of the common shares to be received by the selling securityholder under this prospectus supplement are estimated to be $            after deducting the underwriters' commissions of $            but before deducting the expenses of the offering, which are estimated to be $            . The expenses of the offering are payable by the selling securityholder (with the exception of roadshow and marketing expenses, which are payable by us). We will not receive any of the proceeds of this offering. See "Underwriting."

 PRICE RANGE AND TRADING VOLUME

        Our common shares are currently listed and posted for trading on the TSX and the NYSE. Our listing symbol on the TSX and the NYSE is "BIN."

        The following table sets forth the price range for and trading volume of our common shares as reported by the TSX for the periods indicated.

Month	High		Low		Volume
March 2010	Cdn$	18.69	Cdn$	17.40	4,701,087
April 2010	Cdn$	20.33	Cdn$	17.44	4,111,268
May 2010	Cdn$	21.73	Cdn$	19.54	4,739,835
June 2010	Cdn$	22.49	Cdn$	19.94	3,916,270
July 2010	Cdn$	23.94	Cdn$	20.44	5,227,181
August 2010	Cdn$	25.38	Cdn$	22.10	3,943,774
September 2010	Cdn$	25.29	Cdn$	22.60	7,528,867
October 2010	Cdn$	24.67	Cdn$	22.72	3,099,699
November 2010	Cdn$	24.21	Cdn$	21.86	4,017,481
December 2010	Cdn$	24.51	Cdn$	22.25	3,367,279
January 2011	Cdn$	24.75	Cdn$	22.79	3,412,848
February 2011	Cdn$	24.73	Cdn$	22.74	4,792,248
March 2011 (to March 21, 2011)	Cdn$	24.30	Cdn$	22.47	3,626,025

        On March 21, 2011, the closing price of our common shares on the TSX was Cdn$23.52.

        The following table sets forth the price range for and trading volume of our common shares as reported by the NYSE for the periods indicated.

Month	High	Low	Volume
March 2010	$18.19	$17.10	4,169,443
April 2010	$20.21	$17.30	7,195,764
May 2010	$20.68	$18.17	5,772,976
June 2010	$22.06	$18.92	4,356,614
July 2010	$23.10	$19.28	9,561,898
August 2010	$23.85	$21.12	6,013,046
September 2010	$24.29	$21.88	7,226,563
October 2010	$24.00	$22.34	4,252,160
November 2010	$23.87	$21.60	6,822,791
December 2010	$24.56	$21.90	6,631,477
January 2011	$24.87	$23.03	3,931,194
February 2011	$25.34	$22.90	4,984,870
March 2011 (to March 21, 2011)	$24.99	$22.63	3,479,947

        On March 21, 2011, the closing price of our common shares on the NYSE was $23.98.

 SELLING SECURITYHOLDER

        As of March 21, 2011, the selling securityholder is the beneficial owner and holder of record of 10,906,195 common shares, which represents approximately 9.0% of our issued and outstanding common shares (or approximately 8.8% of our common shares on a fully diluted basis, assuming that all outstanding warrants and options are exercised). The selling securityholder will sell 9,483,648 common shares in this offering, and up to an additional 1,422,547 common shares if the underwriters exercise their over-allotment option in full as described under "Underwriting."

        Following completion of the offering, assuming the underwriters do not exercise their over-allotment option, the selling securityholder will own 1,422,547 common shares, which represents (assuming we purchase for cancellation 1,000,000 common shares in this offering) approximately 1.2% of our issued and outstanding common shares or approximately 1.1% of our common shares on a fully diluted basis, assuming that all outstanding warrants and options are exercised. If the underwriters exercise their over-allotment in full, the selling securityholder will not own any common shares.

        The selling securityholder acquired the common shares being distributed in this offering on December 31, 2010 when we issued common shares on a mandatory exchange of the participating preferred shares of IESI Corporation (the "Participating Preferred Shares"). The Participating Preferred Shares were exchanged on the basis of 100 common shares for each Participating Preferred Share pursuant to the terms of the third amended and restated securityholders' agreement dated as of July 2, 2010 between IESI-BFC Ltd., IESI-BFC Holdings Inc. and IESI Corporation, as trustee on behalf of the former equity investors of IESI Corporation.

        TC Carting III, L.L.C.'s managing member is Thayer Equity Investors IV, L.P. whose general partner is TC Equity Partners IV, L.L.C. whose managing member is Thayer | Hidden Creek Partners, L.L.C.

 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        Notice Pursuant to Treasury Department Circular 230: To ensure compliance with requirements imposed by the Treasury Department, you are hereby notified that: (i) any discussion of U.S. federal tax issues set forth herein, including attachments, is not intended or written to be relied upon and cannot be relied upon by any person for the purpose of avoiding penalties that may be imposed under the U.S. Internal Revenue Code; (ii) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

        The following is a summary of the material United States federal income tax consequences relevant to a "U.S. Holder" (as defined below) arising from and relating to the acquisition, ownership and disposition of our common shares acquired pursuant to the offering described in this prospectus supplement. This section assumes that you hold your common shares as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code"). This summary does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to a particular holder's acquisition, ownership or disposition of our common shares in light of their particular circumstances nor does it address the United States federal income tax consequences applicable to holders subject to special tax rules, including banks, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities, insurance companies, persons liable for alternative minimum tax, persons that actually or constructively own or have owned 10% or more of our common shares, persons that hold common shares as part of a straddle or a hedge, constructive sale, synthetic security, conversion or other integrated transaction, partnerships and other pass-through entities, persons whose functional currency is not the U.S. dollar, financial institutions, and expatriates of the United States. In addition, this summary does not address the tax consequences arising under the tax laws of any state, locality or non-United States jurisdiction, nor does this summary address the tax consequences arising under any aspect of United States federal non-income tax laws, such as gift or estate tax laws.

        If any entity that is classified as a partnership for United States federal income tax purposes holds common shares, the United States federal income tax consequences to such partnership and its partners will generally depend upon the status of the partners and the activities of the partnership. Persons holding common shares through a partnership or other entity classified as a partnership for United States federal income tax purposes are urged to consult their own tax advisors regarding the consequences of the acquisition, ownership and disposition of our common shares.

        This summary is based on the Code, the Treasury regulations thereunder (the "Treasury Regulations"), published United States Internal Revenue Service ("IRS") rulings, administrative interpretations and judicial decisions, all as currently in effect. These authorities are subject to change, repeal or revocation, possibly on a retroactive basis, which may result in United States federal income tax consequences different from those discussed below.

        For purposes of this summary, you are a "U.S. Holder" if you are a beneficial owner of common shares and you are for United States federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust (a) if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

        This summary does not discuss United States federal income tax consequences to any beneficial owner of common shares that is not a U.S. Holder (a "non-U.S. Holder"). Each non-U.S. Holder is urged to consult with its own tax advisor regarding the tax consequences of the acquisition, ownership and disposition of common shares, including the effects of United States federal, state, local, non-United States and other tax laws.

        No legal opinion from United States legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the United States federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Distributions on common shares

        Subject to the passive foreign investment company ("PFIC") rules discussed below, the gross amount of any distribution by us (including any Canadian taxes withheld therefrom) with respect to your common shares will be included in your gross income as a dividend to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of your adjusted tax basis in the common shares, and then to the extent in excess of your adjusted tax basis in the common shares, it will be taxed as gain from the sale or exchange of common shares. Dividends will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. We do not intend to maintain calculations of earnings and profits in accordance with United States federal income tax principles. Accordingly, each U.S. Holder should assume that any distribution by us with respect to our common shares will constitute ordinary dividend income.

        If you are a non-corporate U.S. Holder, including an individual, dividends you receive in taxable years beginning before January 1, 2013, may be subject to United States federal income tax at the lower rates applicable to capital gains, provided (a) that we are a "qualified foreign corporation" and (b) that certain holding period and other requirements are satisfied. A qualified foreign corporation includes a non-United States corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the United States Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the Code. The United States Treasury Department has determined that the income tax treaty between the United States and Canada (the "Treaty") is satisfactory for purposes of the qualified dividend provisions of the Code. A qualified foreign corporation does not include a non-United States corporation that is a PFIC for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year. Accordingly, dividends on the common shares will be eligible for these lower rates of taxation as long as we are not a PFIC in the taxable year the dividend is paid or the preceding taxable year, we are eligible for the benefits of the Treaty, and you satisfy the holding period and other requirements. You should consult your own tax advisors regarding the application of these rules.

        If you are entitled to benefits under the Treaty, dividends you receive with respect to common shares will be subject to Canadian withholding tax at the rate of 15%. For United States foreign tax credit purposes, dividends received by a U.S. Holder with respect to shares of a foreign corporation generally constitute foreign source income. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for United States foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if United States persons own, directly or indirectly, 50 percent or more of the voting power or value of the foreign corporation's shares. A portion of any dividends paid with respect to our common shares may be treated as U.S. source income under these rules, which may limit the ability of a U.S. Holder to claim a foreign tax credit for any Canadian withholding taxes payable in respect of such amount. Any dividends we distribute will, depending on a U.S. Holder's circumstances, be "passive category" or "general category" income for United States foreign tax credit purposes. Accordingly, per your election, any Canadian tax withheld may, subject to certain limitations, be claimed as a foreign tax credit against your United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The rules relating to foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules to your particular situation, including the impact of, and any exception available to, the special sourcing rule described in this paragraph.

        The gross amount of distributions paid in Canadian dollars will be included by each U.S. Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into U.S. dollars. The U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the day the distributions are paid. If the Canadian dollars are converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the Canadian dollar distributions. If instead the Canadian dollars are converted at a later date, any foreign currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss for foreign tax credit purposes.

Sale or other taxable disposition of common shares

        Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of common shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount that you realize and your adjusted tax basis in your common shares. Your adjusted tax basis in our common shares generally will be the cost to you of such shares. For taxable years beginning before January 1, 2013, capital gain of a non-corporate U.S. Holder, including an individual, generally will be taxed at a maximum rate of 15% if the property has been held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss recognized by a U.S. Holder generally will be U.S. source gain or loss for foreign tax credit limitation purposes.

        If a U.S. Holder receives any Canadian dollars on the sale or other taxable disposition of our common shares, such U.S. Holder may recognize U.S. source ordinary income or loss upon the later conversion of such payment into U.S. dollars.

Passive foreign investment company considerations

        Special, generally adverse, United States federal income tax rules apply to United States persons owning shares of a PFIC. A non-United States corporation will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is "passive income," or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of property that produces such income. If we are classified as a PFIC for any taxable year in which a U.S. Holder has held our common shares, we may continue to be classified as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which the U.S. Holder continues to hold our common shares, even if our income or assets would not cause us to be a PFIC in such subsequent taxable year. Based on the structure of our company and our subsidiaries, and their income and assets, we do not believe that we are a PFIC or were a PFIC in a prior taxable year, nor do we anticipate that we will become a PFIC in the foreseeable future. However, there can be no assurance that the IRS will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on our assets and income in such year.

        If we are classified as a PFIC at any time that you hold our common shares, you may be subject to an increased United States federal income tax liability and a special interest charge in respect of gain recognized on the sale or other disposition (including a pledge) of your common shares and upon the receipt of certain "excess distributions." Additionally, if we are classified as a PFIC in any taxable year during which you own common shares, you must file an annual return on IRS Form 8621 reporting such ownership of common shares.

        Rather than being subject to this tax regime, you may be eligible to make:

  •
  a "qualified electing fund" election (a "QEF election"), as defined in the Code, to be taxed currently on your pro rata portion of our ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise, or

  •
  a "mark-to-market" election and thereby agree for the year of the election and each subsequent tax year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value of your common shares for such taxable year. Your tax basis in our common shares would be adjusted to reflect any such ordinary gain or loss amounts.

        In order for you to make a QEF election, we would have to provide certain information regarding your pro rata share of our ordinary earnings and net capital gain. We currently do not intend to provide such information in the event we are classified as a PFIC. In order for you to make a mark-to-market election, our common shares must be "marketable." We believe that our common shares should qualify as marketable stock (although there can be no assurance that this will continue to be the case).

        You should consult your own tax advisors concerning the United States federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to your particular situation.

Information reporting and backup withholding

        If you are a U.S. Holder, information reporting requirements on IRS Form 1099 will apply to:

  •
  dividend payments or other taxable distributions made to you within the United States or by a U.S. payor or U.S. middleman, and

  •
  the payment of proceeds to you from the sale of common shares effected at a United States office of a broker or by a U.S. payor or U.S. middleman,

unless you come within certain categories of exempt recipients.

        Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. Holder that does not come within certain categories of exempt recipients and you:

  •
  fail to provide an accurate taxpayer identification number,

  •
  are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns, or

  •
  in certain circumstances, fail to comply with other applicable requirements of the backup withholding rules.

        A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

        If backup withholding applies to you, under current law 28% of the gross amount of any payments to you with respect to our common shares will be withheld and paid over to the IRS. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS. You should consult your own tax advisor regarding the application of backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Recent legislative developments

        United States federal income tax legislation enacted during 2010 requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, interest, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, U.S. federal income tax legislation enacted during 2010 generally requires a U.S. Holder that is an individual to report to the IRS certain interests owned by such U.S. Holder in stock or securities issued by a non-United States person (such as our common shares), if the aggregate value of all such interests exceeds $50,000. This new reporting requirement applies for taxable years beginning after March 18, 2010. Failure to report information required under this legislation could result in substantial penalties. You are urged to consult your own tax advisors regarding the effect, if any, of this legislation on your ownership and disposition of the common shares.

 CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        This section summarizes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires as beneficial owner, common shares pursuant to this offering and (a) who, at all relevant times and for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident and is not deemed to be resident in Canada, deals at arm's length and is not affiliated with us, holds the common shares as capital property and does not use or hold and is not deemed to use or hold, the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, at all relevant times and for the purposes of the Canada United States Income Tax Convention (the "Treaty"), is a resident of the United States, and who otherwise qualifies for the full benefits of the Treaty (a "U.S. Holder"). Special rules not discussed in this summary may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

        This summary is based on the current provisions of the Tax Act and the regulations thereunder in force at the date hereof, specific proposals to amend the Tax Act or regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), the current provisions of the Treaty and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. It has been assumed that the Proposed Amendments will be enacted in the form proposed; however, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. The summary does not take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any provincial, territorial, U.S. or other foreign income tax jurisdictions, which may differ significantly from those discussed herein.

        This summary is of a general nature and is not exhaustive of all possible Canadian federal income tax consequences. It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, that holder's particular circumstances. Each holder should consult the holder's own tax advisor with respect to the income tax consequences applicable to the holder's own particular circumstances.

        For the purpose of the Tax Act, all amounts relating to the acquisition, holding or disposition of common shares must be expressed in Canadian dollars (including adjusted cost base, proceeds of disposition and dividends). For purposes of the Tax Act, amounts denominated in U.S. dollars must generally be converted to Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the Canada Revenue Agency.

Taxation of dividends

        Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares by us to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder that is the beneficial owner of the dividends is generally reduced to 15% of the gross dividend.

Disposition of common shares

        A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share unless such share is "taxable Canadian property" to the U.S. Holder for purposes of the Tax Act at the time of the disposition and the U.S. Holder is not entitled to relief under the Treaty.

        Generally, our common shares will not constitute taxable Canadian property to a U.S. Holder provided that our common shares are listed on a "designated stock exchange" as defined in the Tax Act (which includes the TSX and the NYSE) at the time of the disposition, unless (a) at any time during the 60-month period immediately preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length within the meaning of the Tax Act (or the U.S. Holder together with such persons) owned 25% or more of our issued shares of any class or series and more than 50% of the fair market value of our common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act) and options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our common shares are otherwise deemed to be taxable Canadian property to the U.S. Holder. In the case of a U.S. Holder to whom our common shares represent taxable Canadian property, by reason of the Treaty, no tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares unless, at the time of disposition, the value of such shares is derived principally from real property situated in Canada. A U.S. Holder whose common shares constitute taxable Canadian property should consult the holder's own tax advisor for advice having regard to the holder's own particular circumstances.

 UNDERWRITING

        Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling securityholder and the underwriters, the selling securityholder has agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling securityholder, the number of common shares set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Raymond James & Associates, Inc.

Total	9,483,648

        The offering price of US$            per common share, payable in cash to the selling securityholder against delivery on or about                        , 2011, has been determined by negotiation between the selling securityholder and the underwriters.

        Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of the common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling securityholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and applicable Canadian securities laws, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the absence of a material adverse change in our business and the receipt by the underwriters of officer's certificates and legal opinions. The obligation of the underwriters under the underwriting agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The underwriters are, however, obligated to take up and pay for all of the common shares if any of the common shares are purchased under the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        This offering is being made concurrently in the United States and Canada (excluding Quebec) pursuant to the MJDS implemented by the securities regulatory authorities in the United States and Canada. The common shares sold under this prospectus supplement will be offered in the United States and Canada through the underwriters either directly or through their respective U.S. or Canadian broker dealer affiliates or agents.

Commissions and Discounts

        The representatives have advised us and the selling securityholder that the underwriters propose initially to offer the common shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of US$                        per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of US$            per share to other dealers. After a reasonable effort has been made to sell all of the common shares at the public offering price set forth on the cover page of this prospectus supplement, the underwriters may subsequently reduce and thereafter change, from time to time, the price at which the common shares are offered to an amount not greater than the public offering price. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers of the common shares is less than the gross proceeds paid by the underwriters to the selling securityholder.

        The following table shows the public offering price, underwriting commissions and proceeds, before expenses, to the selling securityholder. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	US$	US$	US$
Underwriting commissions	US$	US$	US$
Proceeds, before expenses, to the selling securityholder	US$	US$	US$

        The expenses of the offering, not including the underwriting commissions, are estimated at US$                        and are payable by the selling securityholder (with the exception of roadshow and marketing expenses, which are payable by us).

Over-allotment Option

        The selling securityholder has granted an option to the underwriters, exercisable at any time, in whole or in part, for 30 days after the date of this prospectus supplement, to purchase up to 1,422,547 additional common shares at the public offering price, less the underwriting commissions. The underwriters may exercise this option solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares proportionate to that underwriter's initial amount reflected in the above table. If any additional common shares are purchased, the underwriters will offer the additional common shares on the same terms as those on which the common shares are being offered. This prospectus supplement also qualifies the grant of the underwriters' over- allotment option and the distribution of the common shares upon the exercise of the underwriters' over-allotment option.

No Sales of Similar Securities

        We and the selling securityholder, our executive officers and directors and Westbury Trust have agreed not to sell or transfer any common shares or securities convertible into or exchangeable or exercisable for common shares, for 90 days after the date of this prospectus supplement without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, announce the intention to sell, sell or contract to sell any common shares;

  •
  sell any option or contract to purchase any common shares;

  •
  purchase any option or contract to sell any common shares;

  •
  grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any common shares;

  •
  in the case of the selling securityholder, our executive officers and directors and Westbury Trust, make any demand for or exercise any right with respect to the registration or qualification by registration statement or prospectus or otherwise of any common shares; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares.

        This lock-up provision applies to common shares and to securities convertible into or exchangeable or exercisable for common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. This lockup provision as it relates to us does not apply to any common shares issued upon the exercise of options or interests granted under any of our employee stock option plans or security compensation arrangements outstanding as of the date of this prospectus supplement or upon the exercise of any warrants outstanding as of the date of this prospectus supplement, or any common shares issued directly to the seller in connection with any acquisition undertaken by us, provided that the recipient shall execute a "lock-up" agreement and provided further that the number of common shares issued by us in all such acquisition transactions shall not exceed 10% of the common shares outstanding as of the date of this prospectus supplement (after giving effect to the purchase by us of 1,000,000 common shares in this offering and their subsequent cancellation). In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Stock Exchange Listing

        The shares are listed on the TSX and the NYSE under the symbol "BIN."

Price Stabilization, Short Positions

        Until the distribution of the shares is completed, SEC rules and applicable policy statements of the Ontario Securities Commission may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

        In connection with the offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of the offering.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that if the representatives purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting commissions received by them.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the TSX, the NYSE, in the over-the-counter market or otherwise.

        Neither we, the selling securityholder nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we, the selling securityholder nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Company Purchases

        As of March 21, 2011, Computershare Trust Company ("Computershare") holds 1,387,485 common shares in trust on behalf of participants in our long term incentive plan (the "LTIP"), recipients of restricted shares and our directors. Of these common shares, 684,081 shares were held for our directors and Canadian employees, including executives, and 703,484 shares were held for our U.S. employees, including executives. We will purchase that number of common shares in this offering at the public offering price whose value at the time of purchase equals, in the aggregate, approximately $6.6 million and will contribute those shares to Computershare, who will hold them in trust on behalf of participants in our LTIP.

        We will also purchase that number of common shares in the offering at the public offering price whose value at the time of purchase equals, in the aggregate, the amount of compensation owed to our directors for the first quarter of 2011 that is payable in stock, or approximately Cdn$54,000. Those shares will also be contributed to Computershare, who will hold them in trust on behalf of the directors of the Company for as long as they are directors of the Company.

        Finally, we have agreed to purchase from the underwriters 1,000,000 common shares in this offering at the public offering price. Those shares will be cancelled and will no longer remain outstanding after the purchase.

Electronic Offer, Sale and Distribution of Shares

        In connection with the offering, certain of the underwriters or selling group members may distribute prospectuses by electronic means, such as e-mail. In addition, the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. The representatives may agree to allocate a number of common shares to underwriters and selling group members for sale to their online brokerage customers. An electronic prospectus is available on an Internet web site maintained by one or more underwriters, or selling group members, if any, participating in the offering. Other than the prospectus in electronic format, the information on the web sites of any of the underwriters or selling group members is not part of this prospectus.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Certain of the underwriters or their affiliates have been or are lenders in connection with one or more of our existing credit facilities. Affiliates of each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Raymond James & Associates, Inc. are lenders to us under our U.S. credit agreement and affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are lenders to us under our Canadian credit agreement.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to prospective investors in the European Economic Area

        In relation to each member state of the European Economic Area (each, a "relevant member state") that has implemented the Prospectus Directive (as defined below), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the "relevant implementation date"), an offer of common shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of common shares may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of common shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        Neither we nor the selling securityholder have authorized and do not authorize the making of any offer of common shares through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the common shares as contemplated in this prospectus. Accordingly, no purchaser of the common shares, other than the underwriters, is authorized to make any further offer of the common shares on behalf of us, the selling securityholder or the underwriters.

Notice to prospective investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a relevant person). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to prospective investors in France

        Neither this prospectus nor any other offering material relating to the common shares has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the common shares to the public in France.

Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with Article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and Article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The common shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to prospective investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under Article 652a or Article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under Article 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to the offering, IESI-BFC Ltd. or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA ("FINMA"), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

 LEGAL MATTERS

        In connection with the sale of the common shares, certain legal matters will be passed upon, on our behalf, by Torys LLP and, on behalf of the underwriters, by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of United States law. As of the date hereof, partners and associates of each of Torys LLP and Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, in the aggregate, less than one percent of our securities.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The consolidated financial statements of WSI as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, and the effectiveness of WSI's internal control over financial reporting as of December 31, 2009, incorporated by reference in the business acquisition report dated September 10, 2010 (the "BAR") relating to our merger with WSI, which is incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, an independent registered public accounting firm.

        The combined financial statements of Commercial Clean-up Enterprises, Inc. and We Haul of South Florida, Inc. at September 30, 2008 and for the nine month period then ended, incorporated by reference in the BAR, which is incorporated by reference in this prospectus, have been audited by Crowe Horwath LLP, an independent audit firm.

        The financial statements of Miami-Dade County Operations (a division of Republic Services of Florida, a limited partnership) at September 30, 2009 and for the nine month period then ended and at December 31, 2008 and for the year then ended, incorporated by reference in the BAR, which is incorporated by reference in this prospectus, have been audited by Crowe Horwath LLP, an independent audit firm.

        Our auditors are Deloitte & Touche LLP, Independent Registered Chartered Accountants, Toronto, Ontario. Deloitte & Touche LLP is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario. Deloitte & Touche LLP is registered with the Public Company Accounting Oversight Board (United States).

        Computershare Investor Services Inc. is the Canadian transfer agent and registrar for our common shares and Computershare Trust Company, N.A. is the U.S. co-transfer agent for our common shares.

 DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference and not delivered with this prospectus supplement may be obtained on request without charge from our Vice President, Investor Relations and Corporate Communications at 400 Applewood Crescent, Vaughan, Ontario, L4K 0C3, telephone (905) 532-7517. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. Financial information is provided in the consolidated financial statements and management's discussion and analysis, which are incorporated by reference.

        This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of the offering. The following documents, filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this prospectus supplement:

  (a)
  our annual information form dated March 31, 2010;

  (b)
  our management information circular dated April 27, 2010, distributed in connection with our annual meeting of shareholders held on June 2, 2010;

  (c)
  our audited consolidated financial statements as at and for the years ended December 31, 2010 and 2009, respectively, together with the notes thereto and the auditor's report thereon;

  (d)
  our management's discussion and analysis of the financial condition and results of operations as at and for the year ended December 31, 2010;

  (e)
  our material change report dated July 9, 2010 regarding the completion of our merger with WSI, our new U.S. and Canadian credit facilities and the redemption of WSI's outstanding senior subordinated notes;

  (f)
  our business acquisition report dated September 10, 2010 relating to our merger with WSI; and

  (g)
  "Information about WSI" included at pages 208 to 215 of the proxy statement dated June 7, 2010 relating to our acquisition of WSI.

        Any documents of the type described in Item 11.1 of Form 44-101F1 — Short Form Prospectus filed by us with the securities commissions or similar authorities in Canada after the date of this prospectus supplement and prior to the termination of the offering of the common shares hereunder shall be deemed to be incorporated by reference in this prospectus supplement.

        In addition, any report filed or furnished by us with or to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus supplement and the registration statement of which this prospectus supplement forms a part (in the case of any filing on Form 6-K, if and to the extent expressly provided in such report).

        Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in the prospectus shall be deemed to be modified or superseded, for the purposes of this prospectus supplement, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus supplement, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modified or superseded statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

 WHERE YOU CAN FIND MORE INFORMATION

        We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

        You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with or furnish to the SEC at the SEC's public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549 by paying a fee. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. Certain of our filings are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        In addition to the documents specified in the accompanying prospectus under "Documents Filed as Part of the Registration Statement," the underwriting agreement referred to under "Underwriting" will be filed with the SEC as part of the registration statement to which this prospectus supplement relates.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	March 21, 2011

IESI-BFC LTD.

US$750,000,000

Common Shares
Debt Securities
Warrants

We are North America's third largest non-hazardous solid waste management company. We provide non-hazardous solid waste collection and disposal services to commercial, industrial, municipal and residential customers in 12 states and the District of Columbia in the United States and six provinces in Canada. We serve our customers with our vertically integrated collection and disposal assets. As of December 31, 2010 we served approximately 3.8 million residential customers and approximately 250,000 commercial and industrial customers.

This prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities listed above in one or more series or issuances, with an initial offering price of such securities, in the aggregate, of up to US$750,000,000. These securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions and set forth in an accompanying prospectus supplement. We may, from time to time, issue securities other than pursuant to this prospectus.

We will provide the specific terms of any securities we or our securityholders actually offer in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer securities unless accompanied by a prospectus supplement. Any net proceeds we or our securityholders expect to receive from the sale of our securities will be set forth in a prospectus supplement.

All information permitted under applicable securities laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be deemed to be incorporated by reference into this prospectus as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in our securities.

We will not offer warrants for sale to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be offered is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the warrants will be offered for sale. See "Description of Warrants".

This prospectus does not qualify for issuance any securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this prospectus may qualify for issuance securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as prime rate or a bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR.

Our common shares are listed on the Toronto Stock Exchange, or TSX, and the New York Stock Exchange, or NYSE, under the listing symbol "BIN".

Unless otherwise specified in the applicable prospectus supplement, the debt securities and warrants will not be listed on any securities exchange. Accordingly, unless so specified, there will be no market through which the debt securities and warrants may be sold and purchasers may not be able to resell such securities purchased under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".

Our securities may be sold pursuant to this prospectus through underwriters, dealers, placement agents or other intermediaries designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at levels other than those which may prevail on the open market. A prospectus supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Investing in our securities involves risks. See "Risk Factors".

Our head office is at 400 Applewood Crescent, 2nd Floor, Vaughan, Ontario, L4K 0C3. Our registered office is at 79 Wellington Street West, Suite 3000, Toronto, Ontario, M5K 1N2.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with generally accepted accounting principles in the United States, and are subject to Canadian and Public Company Accounting Oversight Board (United States) auditing and auditor independence standards.

Owning the securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement with respect to a particular offering of securities, and should consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated in Ontario, most of our directors and officers and some of the experts named in this prospectus and the documents incorporated by reference are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets and a substantial portion of our assets are located outside the United States.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state or provincial securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

 ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. References to this "prospectus" include documents incorporated by reference herein. See "Documents Incorporated by Reference". You should assume that the information contained in this prospectus or the documents incorporated by reference is accurate only as of the date on the front of such documents. Our business, operating results, financial condition and prospects may have changed since those dates. This document may only be used where it is legal to offer these securities.

        On July 2, 2010, we completed our merger with Waste Services, Inc., or WSI. When we use the terms "IESI-BFC Ltd.," "we," "us" or "our" in this prospectus and any prospectus supplement, we mean IESI-BFC Ltd. and its subsidiaries on a consolidated basis, including WSI, unless we state or the context implies otherwise.

        Our U.S. operations are operated under the IESI and WSI brand names. Our Canadian operations are operated under the BFI Canada and WSI brand names. BFI is a trademark of Browning-Ferris Industries, Inc. and is used under license in connection with our Canadian operations. We are not affiliated with Browning-Ferris Industries, Inc.

        This prospectus is part of a registration statement on Form F-10, or the Registration Statement, that we have filed with the SEC. This prospectus provides you with a general description of the securities that we or the selling securityholders may offer. Each time securities are sold under this prospectus, you will receive a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement, together with additional information incorporated by reference and described under the heading "Documents Incorporated By Reference". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the securities that may be offered hereunder.

 PRESENTATION OF OUR FINANCIAL INFORMATION

        In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to "$" or "US$" are to U.S. dollars, and all references to "Cdn$" are to Canadian dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the documents incorporated by reference herein, contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. You can typically identify forward-looking statements by the use of forward-looking words, such as "anticipate," "believe," "budget," "continue," "could," "estimate," "expect," "forecast," "goals," "intend," "intent," "belief," "may," "plan," "foresee," "likely," "potential," "project," "seek," "strategy," "synergies," "targets," "will," "should," "would," variations of such words and other similar words. Forward looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions. Those statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Numerous factors could cause our actual results to differ materially from those expressed or implied in the forward-looking statements, including the following, which are discussed in greater detail elsewhere in this prospectus and the documents incorporated by reference herein:

  •
  downturns in the worldwide economy;

  •
  risks related to our landfill operations, including our ability to obtain, renew and maintain certain permits, licenses and approvals;

  •
  our financial obligations to pay closure and post-closure costs in respect of our landfills;

  •
  our ability to obtain performance or surety bonds, letters of credit and insurance;

  •
  our leverage, restrictive covenants in our debt instruments and our capital requirements;

  •
  our level of outstanding indebtedness;

  •
  our ability to implement our acquisition strategy;

  •
  the possibility that the estimated synergies relating to our acquisition of WSI will not be realized within the expected timeframe or at all;

  •
  increases in our capital requirements as a result of future acquisitions;

  •
  our ability to manage the growth of our business;

  •
  our ability to successfully bid on new contracts;

  •
  our reliance on third party disposal customers;

  •
  our geographic and customer concentration;

  •
  the loss of significant contracts;

  •
  labour disputes or other work stoppages;

  •
  fuel cost fluctuations;

  •
  changes in commodity prices;

  •
  our reliance on and ability to retain key personnel;

  •
  potential changes in the carrying value of our assets and goodwill;

  •
  uninsured and underinsured losses;

  •
  the stringent requirements of, and the potential for changes to, applicable legislation and governmental regulations;

  •
  our inability to comply with environmental regulations;

  •
  liabilities resulting from potential environmental contamination;

  •
  costs and uncertainties surrounding climate change regulations;

  •
  competition, whether new or existing;

  •
  provincial, state and local government requirements under which landfill alternatives are encouraged;

  •
  the accuracy of our assumptions relating to landfill expansion;

  •
  our use of accounting estimates and judgments;

  •
  the adoption of new accounting standards;

  •
  potential deficiencies in our internal control over financial reporting and disclosure controls and procedures;

  •
  the loss of our status as a foreign private issuer;

  •
  future asset sales and divestitures; and

  •
  customer credit risk.

        All of the forward-looking statements included or incorporated by reference in this prospectus are qualified by these cautionary statements and those made in the "Risk Factors" section of this prospectus, those made in the "Risk Factors" section of our annual information form dated March 31, 2010, or our Annual Information Form, in respect of our fiscal year ended December 31, 2009, those made in the "Risks and Uncertainties" and "Outlook" sections of our management's discussion and analysis as at and for the year ended December 31, 2010 and those made in our other filings with the securities commissions or similar authorities in Canada incorporated by reference herein. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of the document in which they are contained. The areas of risk and uncertainty described above are not exclusive and should be considered in connection with any forward-looking statements that may be made in this prospectus. In addition, although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those discussed in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Except as required by applicable law or regulation, we disclaim any obligation to release publicly or otherwise make any revisions to any forward-looking statements, to report events or circumstances after the date of this prospectus or to report the occurrence of unanticipated events.

THE COMPANY

Description of the Business

        We are North America's third largest non-hazardous solid waste management company. We provide non-hazardous solid waste, or waste, collection and disposal services to commercial, industrial, municipal and residential customers in 12 states and the District of Columbia in the United States and six provinces in Canada. We serve our customers with our vertically integrated collection and disposal assets. As of December 31, 2010 we served approximately 3.8 million residential customers and approximately 250,000 commercial and industrial customers.

        On July 2, 2010 we completed a merger with WSI pursuant to an agreement and plan of merger, or the Merger Agreement, entered into on November 11, 2009. Pursuant to the Merger Agreement, a wholly-owned subsidiary of IESI-BFC Ltd. merged with and into WSI, with WSI surviving the merger as our wholly-owned subsidiary.

        Our U.S business operates under the IESI and WSI brands and provide vertically integrated waste collection and disposal services in two geographic regions: the South, consisting of various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the Northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland and the District of Columbia. Combined, our U.S. businesses operate 22 landfills, 45 transfer stations, 22 material recovery facilities, or MRFs, two landfill gas to energy facilities and one transportation operation.

        Our Canadian business operates under the BFI Canada and WSI brand names. We believe that we are one of Canada's two largest non-hazardous solid waste management companies, providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. Our Canadian business also provides disposal services in the province of Saskatchewan. Our Canadian business owns or operates eight landfills, 16 transfer stations, 20 MRFs and one landfill gas to energy facility.

        As we integrate and consolidate our operations with WSI, certain transfer stations or MRFs may be subject to consolidation and this consolidation may reduce the number of facilities we operate in the future.

Organizational Structure

        The following diagram sets forth our organizational structure following our merger with WSI and an internal reorganization completed January 1, 2011. For simplification, this diagram omits certain wholly-owned holding or operating companies.

(1)
Includes BFI Usine de Triage Lachenaie Ltée, a company incorporated under the laws of Canada, and Entreprise Sanitaire F.A. Ltée, a company incorporated under the laws of Canada.

(2)
Includes Waste Services of Florida, Inc., a company incorporated under the laws of Delaware.

(3)
Includes Seneca Meadows, Inc., a company incorporated under the laws of New York, IESI TX Corporation, a company incorporated under the laws of Texas, and Winter Bros. Waste Systems, Inc., a company incorporated under the laws of Delaware.

Share Capital

        As of March 18, 2011, there were 121,726,722 common shares outstanding. Our common shares are currently listed on the TSX and the NYSE under the symbol "BIN".

 RECENT DEVELOPMENTS

        On December 31, 2010, we issued 11,048,624 common shares on a mandatory exchange of the participating preferred shares, or the Participating Preferred Shares, of IESI Corporation, or IESI, on the basis of 100 common shares for each Participating Preferred Share pursuant to the terms of the third amended and restated securityholders' agreement dated as of July 2, 2010, or the Amended and Restated Securityholders' Agreement, between IESI-BFC Ltd., IESI-BFC Holdings Inc. and IESI, as trustee on behalf of the former equity investors of IESI, or the Retained Interest Holders.

        On December 23, 2010, we announced that we indirectly acquired the waste collection, transfer and landfill assets of Fred Weber Inc., Crown Excel Disposal LLC and Weber Gas Energy, LLC in St. Louis, Missouri for cash consideration of $162.5 million. The acquired assets include: (i) the largest municipal solid waste landfill in the State of Missouri as measured by volume, with an expected life of approximately 80 years and no daily volume limit; (ii) a collection business including both commercial and roll-off collection routes that will be integrated with our existing collection operation in the St. Louis market; (iii) a municipal solid waste transfer station in Valley Park, Missouri; and (iv) a third party agreement for the sale of landfill methane gas commencing in the second half of 2012.

        On December 21, 2010, we announced that William P. Hulligan was appointed Executive Vice President, U.S. Operations effective January 1, 2011. Mr. Hulligan will lead our U.S. operations, focusing on the execution of our strategic and corporate development initiatives.

        On November 16, 2010, we announced that Joe Quarin was appointed to serve as the President and Chief Operating Officer of IESI-BFC Ltd. Mr. Quarin succeeded Charles Flood, who was appointed Vice Chairman of IESI-BFC Ltd. and IESI.

        On July 2, 2010, we completed a merger with WSI pursuant to the Merger Agreement under which a wholly-owned subsidiary of IESI-BFC Ltd. merged with and into WSI, with WSI surviving the merger as our wholly-owned subsidiary.

        On July 5, 2010, in connection with our merger with WSI, David Sutherland-Yoest joined us as a director of IESI-BFC Ltd. and Executive Vice-President and Chief Development Officer of IESI-BFC Ltd., and Michael G. DeGroote joined us as a director of IESI-BFC Ltd. On March 17, 2011, Mr. Sutherland-Yoest resigned his positions with us. Mr. DeGroote was non-executive Chairman of WSI from October 2008 until the July 2010 merger. He has over 35 years of involvement with the waste management industry. Under Mr. DeGroote's leadership, Laidlaw Inc. became the third largest waste management company in North America. After selling his controlling interest in Laidlaw to Canadian Pacific, or CP, in 1988, Mr. DeGroote was appointed to CP's Board of Directors until he resigned in 1990. Mr. DeGroote was made an Officer of the Order of Canada in 1991 and holds an Honorary Doctorate degree from McMaster University in Hamilton, Ontario. Mr. DeGroote and certain other parties entered into a settlement agreement with the Ontario Securities Commission on April 28, 1993 with respect to allegations of insider trading in Laidlaw class B shares by Mr. DeGroote and those parties. The settlement agreement did not admit or deny the allegations made, and provided for the consent by Mr. DeGroote and those parties to an order that certain exemptions contained in Ontario securities law would not apply to them for a period of five years and the payment, collectively, of $23.0 million in the aggregate, to be allocated as to $17.5 million to provide compensation for claims arising from the allegations of insider trading, $500,000 for expenses and administration matters, and $5 million to the Ontario Securities Commission.

RISK FACTORS

        An investment in our securities involves risks. Before making an investment decision, you should carefully consider the following risks, those under the heading "Risk Factors" in our Annual Information Form, as well as the other information contained in and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in the applicable prospectus supplement. Any of these risks could materially and adversely affect our business, properties, operations, results, financial condition, prospects or assets, which could in turn materially adversely affect the value of our securities. Additional risks and uncertainties not currently known to us, or that are currently considered immaterial, may also materially and adversely affect our business, properties, operations, results, financial condition, prospects or assets.

No Market for Debt Securities or Warrants

        Unless otherwise specified in a prospectus supplement, there is currently no market through which the debt securities or the warrants may be sold and purchasers of debt securities or warrants may not be able to resell the securities purchased under this prospectus. We cannot assure you that a secondary market for trading in the debt securities or warrants will develop or that any secondary market which does develop will continue. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation.

        The public offering prices of the debt securities and the warrants may be determined by negotiation between us and underwriters based on several factors and may bear no relationship to the prices at which the debt securities and the warrants will trade in the public market subsequent to such offering. See "Plan of Distribution".

Interest Rate Risk

        Prevailing interest rates will affect the market price or value of the debt securities. Generally, the market price or value of the debt securities will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Credit Ratings

        We cannot assure you that any credit rating assigned to debt securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the debt securities.

Third Party Claims

        We conduct our operations through a number of subsidiaries and to the extent any such subsidiary has or incurs indebtedness with a third party, the holders of the debt securities will effectively be subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.

Foreign Exchange Exposure

        Debt securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in debt securities denominated in currencies other than their local currency. Debt securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Ranking of the Debt Securities

        The debt securities will not be secured by any of our assets. Therefore, holders of secured indebtedness would have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of the debt securities and would have a claim that ranks equal with the claim of holders of debt securities to the extent that such security did not satisfy the secured indebtedness. Furthermore, although covenants given by us in various agreements may restrict incurring secured indebtedness, such indebtedness may, subject to certain conditions, be incurred.

Reliance on Subsidiaries

        Our ability to service our indebtedness and pay dividends on our securities is dependent on cash flows, dividends and other distributions we receive from our subsidiaries. Certain of the instruments governing the indebtedness of our subsidiaries may restrict the ability of such entities to pay dividends or make other payments on investments under certain circumstances.

Future Issuances of Securities by Us or Sales by our Existing Securityholders

        The market price of our securities, including the market price of our common shares, could decline as a result of issuances of securities by us or sales by our existing securityholders of common shares in the market, or the perception that these sales could occur, during the term of this prospectus. Sales of our common shares by securityholders pursuant to this prospectus or otherwise might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Limited Covenants

        The trust indenture governing the debt securities will not:

  •
  require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the debt securities in the event that we experience significant adverse changes in our financial condition or results of operations;

  •
  limit our ability to incur indebtedness that is equal in right of payment to the debt securities;

  •
  restrict our ability to repurchase our common shares;

  •
  restrict our ability to make investments or to pay dividends or make other payments in respect of our common shares or other securities ranking junior to the debt securities; or

  •
  necessarily afford holders of debt securities protection should we be involved in a transaction that significantly increases our leverage.

        The trust indenture governing the debt securities will contain only limited protections in the event of many types of transactions that we could engage in, including acquisitions, refinancings, recapitalizations or restructurings that could substantially affect our capital structure and the value of the debt securities. If any such transaction should occur, the value of your debt securities may decline.

USE OF PROCEEDS

        The securities offered by this prospectus may be offered from time to time at our discretion in one or more series or issuances with an aggregate offering amount not to exceed $750,000,000. The net proceeds derived from the issue of the securities, or any one of them, under any prospectus supplement will be the aggregate offering amount thereof less any commission and other issuance costs paid in connection therewith. The net proceeds cannot be estimated as the amount thereof will depend on the number and price of the securities issued under any prospectus supplement. Information on the use of net proceeds from the sale of securities offered under this prospectus will be set forth in a prospectus supplement relating to the specific offering. We will not receive any proceeds from any sales of securities by any selling securityholders.

CONSOLIDATED CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as at December 31, 2010.

As at December 31, 2010
(amounts in thousands of U.S. dollars, except share amounts)
Cash and Cash Equivalents	$ 13,406

Indebtedness
Long-term debt, including current portion	$ 1,259,659
Equity
Shareholders' Equity	$ 1,646,595
Total Capitalization	$ 2,892,848
Common Shares (unlimited)	121,706,887
Special Shares (unlimited)	Nil
Preferred Shares (unlimited)	Nil
•
The table above excludes 2,645,614 common shares issuable on the exercise of options and 194,433 common shares issuable on the exercise of warrants.

 DIVIDEND RECORD AND POLICY

        Our board of directors has adopted a dividend policy pursuant to which we will authorize the declaration and payment of a fixed dividend to be paid to our shareholders on a quarterly basis. The amount of any dividends payable by us will be at the discretion of our board of directors, taking into consideration our free cash flow, financial requirements for our operations, the terms of our existing indebtedness, the satisfaction of solvency tests imposed by the Business Corporations Act (Ontario), or the OBCA, for the declaration and payment of dividends and other conditions existing from time to time.

        Subject to the discretion of our board of directors, we expect to declare and pay quarterly dividends in arrears, at the rate of Cdn$0.125 per common share. A dividend of Cdn$0.125 per common share was paid January 14, 2011 to holders of record on December 31, 2010. We have declared a dividend of Cdn$0.125 to be paid on April 15, 2011 to holders of record on March 31, 2011.

PRIOR SALES

        On March 16, 2010, we issued 46,609 common shares in connection with an elected exchange of Participating Preferred Shares on the basis of 100 common shares for each Participating Preferred Share.

        On July 2, 2010, we completed our merger with WSI. We issued 27,970,968 common shares in connection with the merger on the basis of 0.5833 common shares of IESI-BFC Ltd. for each WSI common share.

        On December 31, 2010, we issued 11,048,624 common shares on the mandatory exchange of the outstanding Participating Preferred Shares on the basis of 100 common shares for each Participating Preferred Share.

        The following table sets forth information in respect of common shares that we issued upon the exercise of options granted during the previous twelve month period. The options set forth below were originally issued by WSI and assumed by us on the completion of the merger with WSI. Consequently, the original exercise prices of $4.33, $9.50, $9.86, $9.93 and $11.04 per WSI common share were adjusted to $7.4233, $16.2867, $16.9039, $17.0239 and $18.9268 per IESI-BFC Ltd. common share, respectively, to reflect the exchange ratio of one WSI common share for 0.5833 of our common shares in accordance with the terms of the Merger Agreement.

Exercise Date	Number of Shares	Exercise Price
30-July-2010	3,599	$7.4233
30-July-2010	2,334	$16.2867
3-August-2010	4,084	$7.4233
3-August-2010	3,209	$16.2867
6-August-2010	12,932	$7.4233
6-August-2010	5,152	$16.2867
6-August-2010	10,792	$16.9039
6-August-2010	972	$18.9268
9-August-2010	17,016	$7.4233
9-August-2010	9,919	$16.2867
9-August-2010	21,876	$16.9039
9-August-2010	195	$18.9268
10-August-2010	6,417	$7.4233
10-August-2010	2,042	$16.2867
10-August-2010	4,375	$16.9039
12-August-2010	778	$16.2867
12-August-2010	43,748	$16.9039
13-August-2010	2,042	$7.4233
13-August-2010	1,167	$16.2867
19-August-2010	875	$7.4233
19-August-2010	3,792	$16.2867
24-August-2010	8,751	$7.4233
24-August-2010	7,293	$16.2867
24-August-2010	4,376	$16.9039

Exercise Date	Number of Shares	Exercise Price
27-August-2010	4,983	$7.4233
27-August-2010	2,924	$16.2867
27-August-2010	3,501	$16.9039
31-August-2010	5,422	$7.4233
31-August-2010	967	$16.2867
31-August-2010	4,667	$16.9039
1-September-2010	7,000	$7.4233
1-September-2010	5,833	$16.9039
2-September-2010	1,167	$7.4233
2-September-2010	1,167	$16.2867
3-September-2010	1,167	$7.4233
3-September-2010	1,167	$16.2867
3-September-2010	9,722	$18.9268
8-September-2010	3,217	$7.4233
8-September-2010	4,084	$16.2867
8-September-2010	2,918	$16.9039
9-September-2010	1,362	$7.4233
9-September-2010	681	$16.2867
10-September-2010	875	$7.4233
10-September-2010	1,167	$16.2867
15-September-2010	20,416	$16.9039
16-September-2010	2,042	$7.4233
16-September-2010	1,167	$16.2867
16-September-2010	2,042	$16.9039
20-September-2010	1,167	$7.4233
1-October-2010	875	$7.4233
1-October-2010	1,167	$16.2867
1-October-2010	875	$16.9039
9-November-2010	2,042	$7.4233
22-November-2010	2,042	$7.4233
22-November-2010	2,042	$16.2867
22-November-2010	5,834	$16.9039
16-December-2010	1,167	$7.4233
23-December-2010	6,805	$17.0239
24-December-2010	2,042	$7.4233
24-December-2010	1,459	$16.2867
24-December-2010	2,917	$16.9039
29-December-2010	2,042	$7.4233
29-December-2010	1,167	$16.2867
29-December-2010	3,501	$16.9039

 PRICE RANGE AND TRADING VOLUME

        Our common shares are currently listed and posted for trading on the TSX and the NYSE. Our listing symbol on the TSX and the NYSE is "BIN".

        The following table sets forth the price range for and trading volume of our common shares as reported by the TSX for the periods indicated.

Month	High	Low	Volume
March 2010	Cdn$18.69	Cdn$17.40	4,701,087
April 2010	Cdn$20.33	Cdn$17.44	4,111,268
May 2010	Cdn$21.73	Cdn$19.54	4,739,835
June 2010	Cdn$22.49	Cdn$19.94	3,916,270
July 2010	Cdn$23.94	Cdn$20.44	5,227,181
August 2010	Cdn$25.38	Cdn$22.10	3,943,774
September 2010	Cdn$25.29	Cdn$22.60	7,528,867
October 2010	Cdn$24.67	Cdn$22.72	3,099,699
November 2010	Cdn$24.21	Cdn$21.86	4,017,481
December 2010	Cdn$24.51	Cdn$22.25	3,367,279
January 2011	Cdn$24.75	Cdn$22.79	3,412,848
February 2011	Cdn$24.73	Cdn$22.74	4,792,248
March 2011 (to March 18, 2011)	Cdn$24.30	Cdn$22.47	3,483,453

        On March 18, 2011, the closing price of our common shares on the TSX was Cdn$23.20.

        The following table sets forth the price range for and trading volume of our common shares as reported by the NYSE for the periods indicated.

Month	High	Low	Volume
March 2010	$18.19	$17.10	4,169,443
April 2010	$20.21	$17.30	7,195,764
May 2010	$20.68	$18.17	5,772,976
June 2010	$22.06	$18.92	4,356,614
July 2010	$23.10	$19.28	9,561,898
August 2010	$23.85	$21.12	6,013,046
September 2010	$24.29	$21.88	7,226,563
October 2010	$24.00	$22.34	4,252,160
November 2010	$23.87	$21.60	6,822,791
December 2010	$24.56	$21.90	6,631,477
January 2011	$24.87	$23.03	3,931,194
February 2011	$25.34	$22.90	4,984,870
March 2011 (to March 18, 2011)	$24.99	$22.63	3,306,120

        On March 18, 2011, the closing price of our common shares on the NYSE was $23.78.

DESCRIPTION OF CAPITAL STRUCTURE

        The following briefly summarizes the provisions of our articles of amalgamation, including a description of our share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles of amalgamation.

        Our authorized share capital consists of an unlimited number of common shares, an unlimited number of special shares and an unlimited number of preferred shares issuable in series. At March 18, 2011, there were 121,726,722 common shares, no special shares and no preferred shares outstanding.

Common Shares

        Holders of common shares are entitled to one vote per share at meetings of our shareholders, to receive dividends if, as and when declared by our board of directors and to receive pro rata any remaining property and assets upon our dissolution or winding-up, subject to the rights of shares having priority over the common shares (none of which are currently issued and outstanding).

Special Shares

        Each special share carries one vote at meetings of shareholders. However, special shares carry no right to receive dividends or to receive any remaining property and assets upon our dissolution or winding-up.

        The number of special shares outstanding from time to time will be the same as the number of common shares then issuable upon the exercise in full of the rights associated with the Participating Preferred Shares, or the IESI Exchange Rights, to indirectly exchange the Participating Preferred Shares for common shares pursuant to the Amended and Restated Securityholders' Agreement. Upon the issuance of common shares pursuant to the IESI Exchange Rights, a corresponding number of special shares will be automatically cancelled without further action by the holder thereof.

Preferred Shares

        Each series of preferred shares shall consist of such number of shares and have such rights, privileges, restrictions and conditions as may be determined by our board of directors prior to the issuance thereof. Holders of preferred shares, except as required by law, will not be entitled to vote at meetings of our shareholders. With respect to the payment of dividends and distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the preferred shares of each series shall rank on a parity with the preferred shares of every other series and are entitled to preference over the common shares and any other shares ranking junior to the preferred shares from time to time and may also be given such other preferences over the common shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.

Amended and Restated Securityholders' Agreement

        Pursuant to the Amended and Restated Securityholders' Agreement, Retained Interest Holders have demand and piggy-back registration rights to include in a prospectus-qualified distribution in Canada, the common shares acquired by them on the exercise of the IESI Exchange Rights, subject to certain conditions. Any Retained Interest Holder exercising demand or piggy-back registration rights is responsible for the selling commissions associated with the sale of its shares, and half of the other expenses of the distribution. As at the date hereof, no Retained Interest Holders are able to satisfy the conditions to exercise demand registrations rights. In addition, TC Carting III, L.L.C., one of the Retained Interest Holders, has a pre-emptive right to participate in any distribution of equity securities (excluding issuances of securities in connection with incentive compensation plans) in order to maintain its proportionate equity interest in us. The exercise of the pre-emptive right is subject to certain conditions, including stock exchange approvals.

DESCRIPTION OF DEBT SECURITIES

        In this section only, "we", "us" and "our" refer only to IESI-BFC Ltd. without any of its subsidiaries.

        We may issue debt securities from time to time in one or more series. This section summarizes the general terms and provisions of the debt securities that will be common to all series that we offer pursuant to this prospectus. The specific terms relating to any series of our debt securities that we offer will be described in a prospectus supplement. You should read the applicable prospectus supplement for the terms of the series of debt securities offered. Because the terms of specific series of debt securities offered may differ from the general information that we have provided below, you should rely on information in the applicable prospectus supplement that contradicts any information below.

        As required by U.S. federal law for all bonds and notes of companies that are publicly offered, the debt securities will be governed by a document called an "indenture". An indenture is a contract between a financial institution, acting on your behalf as trustee of the debt securities offered, and us. The debt securities will be issued pursuant to an indenture among us and one or more trustees (as determined by us in accordance with applicable laws). We collectively refer to such trustees as the "trustees" and each trustee acting in such capacity for a specific series of debt securities as a "trustee". When we refer to the "indenture" in this prospectus, we are referring to the form of indenture under which your debt securities will be issued. The indenture will be executed upon the issuance of debt securities under this prospectus, as supplemented by any supplemental indenture which may be applicable to your debt securities. The trustees have two main roles. First, subject to some limitations on the extent to which the trustees can act on your behalf, the trustees can enforce your rights against us if we default on our obligations under the indenture. Second, the trustees perform certain administrative duties for us.

        The following section is a summary of the principal terms and provisions of the indenture. This summary is not complete. Because this section is a summary, it does not describe every aspect of the debt securities or the indenture. If we refer to particular provisions in the indenture, such provisions, including the definition of terms, are incorporated by reference in this prospectus as part of this summary. We urge you to read the indenture and any supplements thereto that are applicable to you because the indenture, as supplemented, and not this section, defines your rights as a holder of debt securities. The indenture will be subject to and governed by the OBCA and the U.S. Trust Indenture Act of 1939, as amended. A copy of the indenture will be filed with the SEC as an exhibit to our Registration Statement and will also be filed with the Canadian securities regulators.

General

        The debt securities offered hereby will be our unsecured obligations. The debt securities will be either our senior unsecured obligations issued in one or more series and referred to herein as the "senior debt securities", or our subordinated unsecured obligations issued in one or more series and referred to herein as the "subordinated debt securities". The senior debt securities will rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness. The subordinated debt securities will be subordinated in right of payment to the prior payment in full of our senior debt securities and our senior indebtedness. We are a holding company that conducts our business through subsidiaries. Accordingly, the debt securities will be effectively subordinated to all existing and future liabilities, including trade payables, of our subsidiaries.

        You should read the applicable prospectus supplement for the terms of the series of debt securities offered. The terms of the debt securities described in such prospectus supplement will be set forth in the indenture and in one or more resolutions of our board of directors, or pursuant to authority granted by one or more resolutions of our board of directors, or established pursuant to one or more supplemental indentures and may include the following, as applicable to the series of debt securities offered thereby:

  •
  the title of the debt securities;

  •
  any limit upon the aggregate principal amount of the debt securities that may be authenticated and delivered under the indenture;

  •
  the date or dates on which the principal of the debt securities is payable;

  •
  the rate or rates at which the debt securities will bear interest, if any, the date or dates from which interest will accrue and the dates on which interest will be payable;

  •
  the basis upon which interest will be calculated if other than on the basis of a 360-day year of twelve 30-day months;

  •
  the place or places, if any, other than or in addition to Toronto, where the principal of (and premium, if any) and any interest on debt securities will be payable, where any debt securities may be surrendered for registration of transfer, where debt securities may be surrendered for exchange and where notices or demands to or upon us in respect of the debt securities may be served;

  •
  whether we have the option to redeem the debt securities, whether in whole or in part, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which debt securities may be redeemed;

  •
  whether we have the obligation, if any, to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of debt securities, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which debt securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

  •
  whether and under what circumstances we will be required to pay any additional amounts for withholding and deduction of Canadian taxes with respect to the debt securities, and whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

  •
  if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any debt securities will be issuable;

  •
  if other than us or one of the trustees, the identity of each registrar and/or paying agent;

  •
  if other than the principal amount, the portion of the principal amount of debt securities that will be payable upon declaration of acceleration;

  •
  if other than U.S. dollars, the currency in which payment of the principal of, and premium, if any, or interest, if any, on the debt securities will be payable or in which the debt securities will be denominated;

  •
  whether the amount of payments of principal of, and premium, if any, or interest on the debt securities may be determined with reference to a formula or other method, and the manner in which such amounts will be determined;

  •
  whether the principal of, and premium, if any, and interest, if any, on the debt securities are to be payable, at our election or at the election of a holder, in a currency other than that in which such debt securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which such debt securities are denominated or stated to be payable and the currency in which such debt securities are to be so payable;

  •
  the designation of the initial exchange rate agent, if any;

  •
  any provisions limiting the applicability of, in modification of, in addition to or in lieu of the defeasance provisions of the indenture that will be applicable to the debt securities;

  •
  provisions, if any, granting special rights to the holders of debt securities upon the occurrence of such events as may be specified;

  •
  any deletions from, modifications of or additions to the events of default or covenants with respect to debt securities, whether or not such events of default or covenants are consistent with the events of default or covenants in the indenture;

  •
  whether any debt securities are to be issuable in global form and, if so, whether beneficial owners of interests in any such global security may exchange such interests for debt securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur;

  •
  the person to whom any interest on any security will be payable, if other than the person in whose name that security is registered at the close of business on the record date for such interest;

  •
  if debt securities are to be issuable in definitive form, whether upon original issue or upon exchange of a temporary security of such series, only upon receipt of certain certificates or other documents or satisfaction of other conditions, and the form and/or terms of such certificates, documents or conditions; and

  •
  any other terms, conditions, rights and preferences, or limitations on such rights and preferences, such as the subordination of the debt securities to our senior debt.

        Unless we indicate differently in the applicable prospectus supplement, the indenture pursuant to which the debt securities are issued does not contain any provisions that give you protection in the event we issue a large amount of debt, or in the event that we are acquired by another entity. Unless otherwise indicated in the applicable prospectus supplement, the indenture will not afford holders the right to tender debt securities to us for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest in the event we should become involved in a highly leveraged transaction or in the event of a change of control of our company.

Form and Denomination of Debt Securities

        Unless we indicate differently in the applicable prospectus supplement, the debt securities will be denominated in U.S. dollars, in minimum denominations of $1,000 and integral multiples thereof.

        We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in "certificated" form. We also will have the option of issuing debt securities in non-registered form, as bearer securities, if we issue the securities outside the United States to non-U.S. persons. In that case, the applicable prospectus supplement will set forth the mechanics for holding the bearer securities, including the procedures for receiving payments, for exchanging the bearer securities for registered securities of the same series and for receiving notices.

Form, Exchange and Transfer of Registered Securities

        If we cease to issue registered debt securities in global form, we will issue them:

  •
  only in fully registered certificated form; and

  •
  unless we indicate otherwise in the applicable prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

        Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

        We will maintain an office or agency, specified in the applicable prospectus supplement, in each place of payment for the debt securities where securities of that series may be presented or surrendered for payment, registration of transfer or exchange.

        Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder's proof of legal ownership.

        If any debt securities of a particular series are redeemable, we may block the transfer or exchange of those debt securities during the period beginning 14 days before the day we mail the notice of redemption and ending on the day of that mailing. We may also refuse to register transfers or exchanges of any debt securities selected for redemption or to register transfers or exchanges of any debt securities surrendered for repayment at the option of the holder, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

        If a registered debt security is issued in global form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection because it will be the sole holder of the debt security.

Payment and Paying Agents

        On each due date for interest payments on the debt securities, we will pay interest to each person shown on our records as owner of the debt securities at the close of business on a designated day that is in advance of the due date for interest. We will pay interest to each such person even if such person no longer owns the debt security on the interest due date. The designated day on which we will determine the owner of the debt security, as shown on our records, is also known as the "record date". The record date will usually be about two weeks in advance of the interest due date.

        Because we will pay interest on the debt securities to the holders of the debt securities based on ownership as of the applicable record date with respect to any given interest period, and not to the holders of the debt securities on the interest due date (that is, the day that the interest is to be paid), it is up to the holders who are buying and selling the debt securities to work out between themselves the appropriate purchase price for the debt securities. It is common for purchase prices of debt securities to be adjusted so as to prorate the interest on the debt securities fairly between the buyer and the seller based on their respective ownership periods within the applicable interest period.

  Payments on Global Securities

        We will make payments on a global security directly to the registered holders generally or a depositary or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder's right to those payments will be governed by the rules and practices of the depositary and its participants, as described under "— Global Securities" below.

  Payments on Certificated Securities

        We will make interest payments on debt securities held in certificated form by mailing a check for such interest on each due date for interest payments to such holder of the certificated securities. We will make all payments of principal and premium, if any, on the certificated securities by check at our office or agency to be maintained in Toronto, and/or at other offices that may be specified in the applicable prospectus supplement or in a notice to holders, against surrender of the certificated security.

  Payment When Offices Are Closed

        If payment on a debt security is due on a day that is not a business day, we will make such payment on the next succeeding business day. The indenture provides that such payments will be treated as if they were made on the original due date for payment. A postponement of this kind will not result in a default under any debt security or the indenture, and no interest will accrue on the amount of any payment that is postponed in this manner.

        Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

        You will have special rights if an Event of Default occurs with respect to your debt securities and such Event of Default is not cured, as described later in this subsection.

        Unless otherwise specified in the applicable prospectus supplement, the term "Event of Default" with respect to the debt securities offered means any of the following:

  •
  we do not pay the principal of, or any premium on, the debt security on its due date;

  •
  we do not pay interest on the debt security within 30 days of its due date;

  •
  we do not deposit any sinking fund payment, if applicable, with respect to the debt securities on its due date;

  •
  we remain in breach of a covenant or warranty (other than any payment covenant or a covenant or warranty included solely for the benefit of a different series of debt securities) in the indenture for 60 days after we receive a written notice of default stating that we are in breach. The notice must be sent by either of the trustees or the holders of at least 25% of the principal amount of the debt securities of the affected series;

  •
  we default in the payment, at the stated maturity, of any of our indebtedness for borrowed money in excess of $10 million;

  •
  we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur; and/or

  •
  any other Event of Default that may be described in the applicable prospectus supplement, and set forth in the applicable supplemental indenture, occurs.

        An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture.

  Remedies if an Event of Default Occurs

        If an Event of Default has occurred and has not been cured within the applicable time period, the trustees or the holders of 25% in principal amount of the debt securities of the affected series (or, in some cases, the holders of 25% in principal amount of the debt securities of all series) may declare the entire principal amount of all the debt securities of that series to be immediately due and payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be rescinded in certain circumstances by the holders of at least a majority in principal amount of the debt securities of the affected series or of all series, as the case may be. A declaration of acceleration of maturity following an event of default caused by a default in payment or acceleration of any of our indebtedness for borrowed money will be automatically annulled if such indebtedness is discharged or the holders of such indebtedness rescind their declaration of acceleration.

        The trustees may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest or the payment of any sinking fund installment, if they consider the withholding of notice to be in the best interests of the holders. Additionally, the trustees are not required to take any action under the indenture at the request of any of the holders of the debt securities unless such holders offer the trustees reasonable protection from expenses and liability (called an "indemnity"). If a reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conduct of any lawsuit or other formal legal action seeking any remedy available to the trustees. The trustees may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

        Before a holder is allowed to bypass the trustees and bring its own lawsuit or other formal legal action or take other steps to enforce its rights or protect its interests relating to its debt securities, the following must occur:

  •
  the holder must give the trustees written notice that an Event of Default has occurred and remains uncured;

  •
  the holders of 25% in principal amount of all outstanding debt securities of the relevant series or, in some cases, of all series must make a written request that the trustees take action because of the default that has occurred and must offer reasonable indemnity to the trustees against the cost and other liabilities of taking that action;

  •
  the trustees must not have taken any action for 60 days after receipt of the above notice, request and offer of indemnity; and

  •
  the holders of a majority in principal amount of the debt securities of the relevant series or, in some cases, of all series must not have given the trustees a direction inconsistent with the above notice or request.

        Notwithstanding the above, a holder is entitled at any time to bring a lawsuit for the payment of money due on its debt securities on or after the due date for payment.

        Holders of a majority in principal amount of the debt securities of the affected series or, in some cases, of all series may waive any past defaults other than:

  •
  the payment of principal of, or any premium or interest on, the affected series of debt securities; or

  •
  a default in respect of a covenant that cannot be modified or amended without the consent of each holder of the affected series of debt securities.

        Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustees, and how to declare or rescind an acceleration of maturity on their debt securities.

Merger or Consolidation

        Unless otherwise specified in the applicable prospectus supplement, the terms of the indenture will generally permit us to amalgamate or consolidate with or merge into another corporation or convey, transfer or lease substantially all of our assets to another corporation. However, we may not take any of these actions unless, among other things, the following conditions are met:

  •
  in the event that, as a result of the transaction, we are not the surviving entity or we convey, transfer or lease all or substantially all of our assets, the surviving entity must be a corporation, partnership or trust organized under the laws of a jurisdiction in Canada or the United States and such entity must agree to be legally responsible for the debt securities; and

  •
  after giving effect to the transaction, no Event of Default shall have occurred or be continuing.

Modification or Waiver

        There are three types of changes we can make to the indenture and the debt securities issued thereunder.

  Changes Not Requiring Consent of Holders

        There are certain changes that we may make to your debt securities without your specific approval and without any vote of the holders of the debt securities of the same series. Without your approval, we will be permitted to:

  •
  evidence the succession of another person to our obligations;

  •
  add covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred to us in the indenture;

  •
  add any additional Events of Default;

  •
  add to or change any of the provisions of the indenture to the extent necessary to permit or facilitate the issuance of debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to provide for uncertificated debt securities, in compliance with applicable laws and regulations;

  •
  change or eliminate any of the provisions of the indenture; provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

  •
  establish the form or terms of securities of any series as permitted by the indenture;

  •
  evidence and provide for the acceptance of appointment of a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as is necessary to provide for or facilitate the administration of any trusts established under the indenture by more than two trustees;

  •
  close the indenture with respect to the authentication and delivery of additional series of debt securities, to cure any ambiguity, to correct or supplement any provision therein which may be inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under the indenture; provided that any such action will not adversely affect the interests of the holders of debt securities of any series in any material respect; or

  •
  supplement any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of debt securities; provided that any such action will not adversely affect the interests of the holders of debt securities of such series or any other series of debt securities in any material respect.

  Changes Requiring Consent of Holders

        There will be changes that we will not be permitted to make to the terms or provisions of your debt securities without your specific approval. Subject to the provisions of the indenture, without your specific approval, we will not be permitted to:

  •
  change the stated maturity of the principal of, or interest on, your debt securities;

  •
  reduce the principal amount of, or premium, if any, or interest on, your debt securities;

  •
  reduce the amount of principal payable upon acceleration of maturity of your debt securities;

  •
  make any change that adversely affects any right of repayment at your option;

  •
  change the place or currency of payment on your debt securities;

  •
  impair your right to sue for payment on your debt securities;

  •
  reduce the percentage of holders of outstanding debt securities of your series or of all series whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults of the indenture; or

  •
  modify any of the provisions of the indenture dealing with modification, waiver of past defaults or the waiver of certain covenants relating to your debt securities except to increase the percentage of holders of the debt securities required to approve certain matters or to require all holders of debt securities to approve certain matters.

  Changes Requiring Majority Approval

        Subject to the provisions of the indenture, any other change to, or waiver of, any provision of the indenture and the debt securities issued pursuant thereto would require the following approval:

  •
  if the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of the outstanding debt securities of that series;

  •
  if the change affects more than one series of debt securities issued under the indenture, it must be approved by the holders of a majority in principal amount of the outstanding debt securities of all series affected by the change, with all affected series voting together as one class for this purpose; or

  •
  waiver of our compliance with certain provisions of the indenture must be approved by the holders of a majority in principal amount of the outstanding debt securities of all series issued under the indenture, voting together as one class for this purpose, in accordance with the terms of the indenture.

        In each case, the required approval must be given in writing.

Satisfaction and Discharge

        The indenture will cease to be of further effect with respect to any series of debt securities and the trustees will execute proper instruments acknowledging satisfaction and discharge of the indenture as to a particular series of debt securities, when (A) either (1) all debt securities of such series authenticated and delivered have been delivered to the trustees for cancellation or (2) all debt securities of such series not so delivered to the trustees for cancellation (i) have become due and payable, or (ii) will become due and payable at their maturity within one year, or (iii) if redeemable at our option, are to be called for redemption within one year, and we have deposited or caused to be deposited with one of the trustees an amount, in the currency in which the debt securities of such series are payable, sufficient to pay and discharge the entire indebtedness on such debt securities not previously delivered to the trustees for cancellation, for principal, and premium, if any, and interest to the date of such deposit in the case of debt securities that have become due and payable or to maturity or redemption date, as the case may be and (B) we have paid or caused to be paid all other sums payable by us.

Defeasance

        If specified in the applicable prospectus supplement and subject to the provisions of the indenture, we may elect either:

  •
  to be released from some of the covenants in the indenture under which your debt securities were issued (referred to as "covenant defeasance"); or

  •
  to be discharged from all of our obligations with respect to your debt securities, except for obligations to issue temporary debt securities, to register the transfer or exchange of your debt securities, to replace mutilated, destroyed, lost or stolen debt securities, to maintain paying offices or agencies and to hold moneys for payment in trust (referred to as "full defeasance").

  Covenant Defeasance

        In the event of covenant defeasance, you would lose the protection of some of our covenants in the indenture, but would gain the protection of having money and government securities set aside in trust to repay your debt securities.

        Subject to the provisions of the indenture, to accomplish covenant defeasance with respect to the debt securities offered:

  •
  we must deposit in trust for the benefit of all holders of the debt securities of the same series as your debt securities a combination of money and government obligations issued in the currency in which the debt securities of the applicable series are payable, that would generate enough cash to make interest, principal and any other payments on such series of debt securities on the various dates when such payments would be due;

  •
  no Event of Default or event which with notice or lapse of time or both would become an Event of Default, including by reason of the above deposit of money, notes or bonds, with respect to your debt securities shall have occurred and be continuing on the date of such deposit or at any time during the three-month period after such a deposit in respect of certain bankruptcy or insolvency events;

  •
  we must not be insolvent on the date of the deposit of the funds or at any time during the three-month period after the date of such deposit;

  •
  no breach or violation of any covenant under the indenture shall occur as a result of such deposit;

  •
  we must deliver to the trustees of your debt securities a legal opinion of our counsel to the effect that, for U.S. federal income tax purposes and Canadian federal or provincial income tax or other tax purposes, you will not recognize income, gain or loss as a result of such covenant defeasance and that such covenant defeasance will not cause you to be taxed on your debt securities any differently than if such covenant defeasance had not occurred;

  •
  we must deliver to the trustees of your debt securities an officers' certificate and a legal opinion of our counsel stating that all conditions precedent to covenant defeasance, as set forth in the indenture, had been complied with; and

  •
  we must comply with certain additional terms of, conditions to or limitations to covenant defeasance, as set forth in the indenture.

        If we were to accomplish covenant defeasance, you could still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustees were prevented from making payment. In fact, if an Event of Default (such as our bankruptcy) occurred after we accomplish covenant defeasance and your debt securities became immediately due and payable, there might be a shortfall in our trust deposit. Depending on the event causing the default, you might not be able to obtain payment of the shortfall.

  Full Defeasance

        If we were to accomplish full defeasance, you would have to rely solely on the funds or notes or bonds that we deposit in trust for repayment of your debt securities. You could not look to us for repayment in the unlikely event of any shortfall in our trust deposit. The conditions to accomplish full defeasance set out in the indenture include conditions to protect the trust deposit from claims of our lenders and other creditors if we were to become bankrupt or insolvent.

        Subject to the provisions of the applicable indenture, in order to accomplish full defeasance with respect to the debt securities offered:

  •
  we must deposit in trust for the benefit of all holders of the debt securities of the same series as your debt securities a combination of money and government obligations issued in the currency in which the debt securities of the applicable series are payable, that would generate enough cash to make interest, principal and any other payments on such series of debt securities on the various dates when such payments would be due;

  •
  no Event of Default or event which with notice or lapse of time or both would become an Event of Default, including by reason of the above deposit of money, notes or bonds, with respect to your debt securities shall have occurred and be continuing on the date of such deposit or at any time during the three-month period after such a deposit in respect of certain bankruptcy or insolvency events;

  •
  we must not be insolvent on the date of the deposit of the funds or at any time during the three-month period after the date of such deposit;

  •
  no breach or violation of any covenant under the indenture shall occur as a result of such deposit;

  •
  we must deliver to the trustees of such debt securities a legal opinion of our counsel stating either that we have received, or there has been published, a ruling by the Internal Revenue Service or that there had been a change in the applicable U.S. federal income tax law, in either case to the effect that, for U.S. federal income tax purposes, you will not recognize income, gain or loss as a result of such full defeasance and that such full defeasance will not cause you to be taxed on your debt securities any differently than if such full defeasance had not occurred and we had just repaid your debt securities ourselves at maturity;

  •
  we must deliver to the trustees of your debt securities a legal opinion of our counsel to the effect that, for Canadian federal or provincial income tax purposes or other tax purposes, you will not recognize income, gain or loss as a result of such defeasance and that such defeasance will not cause you to be taxed on your debt securities any differently than if such defeasance had not occurred;

  •
  we must deliver to the trustees of your debt securities an officers' certificate and a legal opinion of our counsel stating that all conditions precedent to full defeasance, as set forth in the indenture, had been complied with; and

  •
  we must comply with certain additional terms of, conditions to or limitations to full defeasance, as set forth in the indenture.

Consent to Jurisdiction

        The indenture will provide that we will irrevocably appoint IESI Corporation, 2301 Eagle Parkway, Suite 200, Fort Worth, Texas, 76177, as our authorized agent for service of process in any legal action or proceeding arising out of or relating to our indenture or the debt securities for actions brought under U.S. federal or state securities laws or for actions brought by either trustee in any New York Court, and will irrevocably submit to the jurisdiction of the New York Courts for such purposes.

Governing Law

        The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Entire Agreement

        The indenture and the debt securities will constitute the entire agreement between us, the trustees and holders pertaining to the debt securities. No implied covenant, agreement, representation or warranty will be read into the indenture against us, including any covenant, agreement, representation or warranty pertaining to the protection of the reasonable expectations of holders. For purposes of any rights or remedies under the OBCA that holders or the trustees may assert or employ, any of our acts or omissions that do not constitute a default in the performance, or breach, of our covenants and agreements in the indenture will be deemed conclusively to be fair and reasonable insofar as the interests of holders are concerned and in accordance with the reasonable expectations of holders pertaining to the debt securities. For greater certainty, representations, warranties and statements made by us or on our behalf (whether orally or in writing and whether in connection with the issue of debt securities or thereafter) will not give rise to, or form the basis of, any reasonable expectations of holders pertaining to the debt securities for purposes of any rights or remedies under the OBCA that holders or the trustees may assert or employ. Neither the indenture nor the debt securities may be supplemented, amended or modified, directly or indirectly, except by one or more supplemental indentures entered into pursuant to the applicable provisions of the indenture.

        In certain circumstances, including in connection with a determination by a court as to the fairness and reasonableness of a transaction to, or its effect on, our securityholders, securityholders may wish to assert that we have obligations to them which extend beyond our covenants and agreements in the indenture, or that an act or omission on our part which does not constitute a default in the performance, or breach, of our covenants and agreements in the indenture is nevertheless inconsistent with their reasonable expectations or otherwise unfair or unreasonable insofar as holders' interests are concerned. The above provisions may preclude holders from making such assertions.

Holders of Registered Debt Securities

  Book-Entry Holders

        We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities held in book-entry form will be represented by one or more global securities registered in the name of a depositary or its nominee. The depositary or its nominee will hold such global securities on behalf of financial institutions that participate in such depositary's book-entry system. These participating financial institutions, in turn, hold beneficial interests in the global securities either on their own behalf or on behalf of their customers.

        Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in global form, we will recognize only the depositary or its nominee as the holder of the debt securities, and we will make all payments on the debt securities to the depositary or its nominee. The depositary will then pass along the payments that it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners of the debt securities. The depositary and its participants do so under agreements they have made with one another or with their customers or by law; they are not obligated to do so under the terms of the debt securities or the terms of the indenture.

        As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary's book-entry system, or that holds an interest through a participant in the depositary's book-entry system. As long as the debt securities are issued in global form, investors will be indirect holders, and not legal holders, of the debt securities.

  Street Name Holders

        In the event that we issue debt securities in certificated form, or in the event that a global security is terminated, investors may choose to hold their debt securities either in their own names or in "street name". Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account that he or she maintains at such bank, broker or other financial institution.

        For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions will pass along the payments that they receive from us to their customers who are the beneficial owners pursuant to agreements that they have entered into with such customers or by law; they are not obligated to do so under the terms of the debt securities or the terms of the indenture. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

  Legal Holders

        Our obligations, as well as the obligations of the trustees and those of any third parties employed by the trustees or us, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means and who are, therefore, not the legal holders of the debt securities. This will be the case whether an investor chooses to be an indirect holder of a debt security, or has no choice in the matter because we are issuing the debt securities only in global form.

        For example, once we make a payment or give a notice to the legal holder of the debt securities, we have no further responsibility with respect to such payment or notice even if that legal holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend the indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture), we would seek the approval only from the legal holders, and not the indirect holders, of the debt securities. Whether and how the legal holders contact the indirect holders is up to the legal holders.

        Notwithstanding the above, when we refer to "you" or "your" in this prospectus, we are referring to investors who invest in the debt securities offered under this prospectus pursuant to a prospectus supplement, whether they are the legal holders or only indirect holders of the debt securities offered. When we refer to "your debt securities" in this prospectus, we mean the series of debt securities in which you hold a direct or indirect interest.

  Special Considerations for Indirect Holders

        If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

  •
  how it handles securities payments and notices;

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  whether it imposes fees or charges;

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  how it would handle a request for its consent, as a legal holder of the debt securities, if ever required;

  •
  if permitted for a particular series of debt securities, whether and how you can instruct it to send you debt securities registered in your own name so you can be a legal holder of such debt securities;

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  how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

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  if the debt securities are in book-entry form, how the depositary's rules and procedures will affect these matters.

Global Securities

        A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms. Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, CDS Clearing and Depository Services Inc., or CDS, will be the depositary for all debt securities that we issue in book-entry form.

        A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under "— Special Situations When a Global Security Will Be Terminated". As a result of these arrangements, the depositary, or its nominee, will be the sole legal holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account either with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a legal holder of the debt security, but an indirect holder of a beneficial interest in the global security.

  Special Considerations for Global Securities

        As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the legal holder of the debt securities represented by such global security.

        If debt securities are issued only in the form of a global security, an investor should be aware of the following:

  •
  an investor cannot cause the debt securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the debt securities, except in the special situations we describe below under "— Special Situations When a Global Security Will Be Terminated";

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  an investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under "— Holders of Registered Debt Securities", above;

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  an investor may not be able to sell his or her interest in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;

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  an investor may not be able to pledge his or her interest in the debt securities in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

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  the depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor's interest in the debt securities. Neither the trustees nor we have any responsibility for any aspect of the depositary's actions or for the depositary's records of ownership interests in a global security. Additionally, neither the trustees nor we supervise the depositary in any way;

  •
  CDS requires that those who purchase and sell interests in a global security that is deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security; and

  •
  financial institutions that participate in the depositary's book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt security. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of such intermediaries.

  Special Situations When a Global Security Will Be Terminated

        In a few special situations described below, a global security will be terminated and interests in the global security will be exchanged for certificates in non-global form, referred to as "certificated" debt securities. After such an exchange, it will be up to the investor as to whether to hold the certificated debt securities directly or in street name. We have described the rights of direct holders and street name holders under "— Holders of Registered Debt Securities" above. Investors must consult their own banks or brokers to find out how to have their interests in a global security exchanged on termination of a global security for certificated debt securities to be held directly in their own names.

        The special situations for termination of a global security are as follows:

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  if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security, and we do not appoint another institution to act as depositary within 60 days of such notification;

  •
  if we notify the trustees that we wish to terminate that global security; or

  •
  if an event of default has occurred with regard to the debt securities represented by that global security and such event of default has not been cured or waived.

        The applicable prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by such prospectus supplement. If a global security were terminated, only the depositary, and not we or the trustees, would be responsible for deciding the names of the institutions in whose names the debt securities represented by the global security would be registered and, therefore, who would be the legal holders of those debt securities.

DESCRIPTION OF WARRANTS

        The following description of the terms of the warrants sets forth certain general terms and provisions of the warrants to which any prospectus supplement may relate. We will deliver an undertaking to the securities regulatory authority in each of the provinces of Canada other than Quebec that we will not distribute warrants separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the warrants will be distributed.

        We may issue warrants for the purchase of debt securities or common shares. Warrants may be issued independently or together with debt securities or common shares offered by any prospectus supplement and may be attached to, or separate from, any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by, reference to the applicable warrant agreement. The specific terms of the warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable prospectus supplement.

Debt Warrants

        The prospectus supplement relating to a particular issue of debt warrants will describe the terms of such debt warrants, including the following:

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  the title of such debt warrants;

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  the offering price for such debt warrants, if any;

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  the aggregate number of such debt warrants;

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  the designation and terms of the debt securities purchasable upon exercise of such debt warrants;

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  if applicable, the designation and terms of the debt securities with which such debt warrants are issued and the number of such debt warrants issued with each such debt security;

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  if applicable, the date from and after which such debt warrants and any debt securities issued therewith will be separately transferable;

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  the principal amount of debt securities purchasable upon exercise of a debt warrant and the price at which such principal amount of debt securities may be purchased upon exercise (which price may be payable in cash, securities, or other property);

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  the date on which the right to exercise such debt warrants shall commence and the date on which such right shall expire;

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  if applicable, the minimum or maximum amount of such debt warrants that may be exercised at any one time;

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  whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form;

  •
  information with respect to book-entry procedures, if any;

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  the currency or currency units in which the offering price, if any, and the exercise price are payable;

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  if applicable, a discussion of principal United States and Canadian federal income tax considerations;

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  the antidilution or adjustment provisions of such debt warrants, if any;

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  the redemption or call provisions, if any, applicable to such debt warrants; and

  •
  any additional terms of such debt warrants, including terms, procedures, and limitations relating to the exchange and exercise of such debt warrants.

Share Warrants

        The prospectus supplement relating to any particular issue of common share warrants will describe the terms of such warrants, including the following:

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  the title of such warrants;

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  the offering price for such warrants, if any;

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  the aggregate number of such warrants;

  •
  if applicable, the designation and terms of the offered securities with which such warrants are issued and the number of such warrants issued with each such offered security;

  •
  if applicable, the date from and after which such warrants and any offered securities issued therewith will be separately transferable;

  •
  the number of common shares purchasable upon exercise of a warrant and the price at which such shares may be purchased upon exercise;

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  the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

  •
  if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;

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  the currency or currency units in which the offering price, if any, and the exercise price are payable;

  •
  if applicable, a discussion of principal United States and Canadian federal income tax considerations;

  •
  the antidilution provisions of such warrants, if any;

  •
  the redemption or call provisions, if any, applicable to such warrants; and

  •
  any additional terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Exercise of Warrants

        A warrant will entitle the holder to purchase for cash a number of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement.

        Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

        Warrants may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

SELLING SECURITYHOLDERS

        Our securities may be sold under this prospectus by way of a secondary offering by or for the account of certain of our securityholders. The prospectus supplement that we will file in connection with any offering of our securities by selling securityholders will include the following information:

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  the names of the selling securityholders;

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  the number or amount of our securities of the class being distributed owned, controlled or directed by each selling securityholder;

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  the number or amount of our securities of the class being distributed for the account of each selling securityholder;

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  the number or amount of securities of any class, to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding securities;

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  whether the securities of the class being distributed are owned by the selling securityholders both of record and beneficially, of record only or beneficially only;

  •
  if the selling securityholder purchased the securities of the class being distributed within two years preceding the date of the prospectus supplement, the date or dates the selling securityholder acquired the securities; and

  •
  if the selling securityholder acquired the securities of the class being distributed in the 12 months preceding the date of the prospectus, the cost thereof to the securityholder in the aggregate and on a per security basis.

PLAN OF DISTRIBUTION

New Issue

        We may issue the securities offered by this prospectus for cash or other consideration:

  •
  to or through underwriters, dealers, placement agents or other intermediaries, or

  •
  directly to one or more purchasers, provided that applicable exemptions are available or have been obtained.

        The prospectus supplement with respect to the securities being offered will set forth the terms of the offering of the securities, including:

  •
  the name or names of any underwriters, dealers or other placement agents,

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  the purchase price of, and form of consideration for, the securities and the proceeds, if any, to us from such sale or exchange,

  •
  any delayed delivery arrangements,

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  any underwriting discounts and other items constituting underwriters' compensation,

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  any offering price, and

  •
  any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

        Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with the securities offered by that prospectus supplement.

        Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Act, and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        In connection with any offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

        Without limiting the generality of the foregoing, we also may issue some or all of the securities offered by this prospectus in exchange for property, including securities or assets of other companies which we may acquire in the future.

Secondary Offering

        This prospectus may also, from time to time, relate to the offering of our securities by certain selling securityholders.

        The selling securityholders may sell all or a portion of our securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If our securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions. Our securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

  •
  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  •
  through the writing of options, whether such options are listed on an options exchange or otherwise;

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  sales pursuant to Rule 144 under the U.S. Securities Act;

  •
  broker-dealers may agree with the selling securityholders to sell a specified number of such securities at a stipulated price per security;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        If the selling securityholders effect such transactions by selling our securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of our securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our securities in the course of hedging in positions they assume. The selling securityholders may also sell our securities short and deliver our securities covered by this prospectus to close out short positions and to return borrowed securities in connection with such short sales. The selling securityholders may also loan or pledge our securities to broker-dealers that in turn may sell such securities.

        The selling securityholders may pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell our securities from time to time pursuant to this prospectus or any supplement to this prospectus filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling securityholders to include, pursuant to a prospectus amendment or prospectus supplement, the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate our securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling securityholders and any broker-dealer participating in the distribution of our securities may be deemed to be "underwriters" within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of our securities is made, a prospectus supplement, if required, will be distributed which will identify the selling securityholders and provide the other information set forth under "Selling Securityholders", set forth the aggregate amount of our securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, our securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states our securities may not be sold unless such securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        There can be no assurance that any securityholder will sell any or all of our securities registered pursuant to the registration statement, of which this prospectus forms a part.

        The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of our securities by the selling securityholders and any other participating person.

        Regulation M may also restrict the ability of any person engaged in the distribution of our securities to engage in market-making activities with respect to our securities. All of the foregoing may affect the marketability of our securities and the ability of any person or entity to engage in market-making activities with respect to our securities.

        Once sold under the shelf registration statement, of which this prospectus forms a part, our securities will be freely tradable in the hands of person other than our affiliates.

 EARNINGS COVERAGE RATIOS

        The following consolidated earning coverage ratio has been calculated for the twelve-month period ended December 31, 2010. This earnings coverage ratio does not reflect the issuance of any securities under this prospectus. Should we offer any debt securities or warrants under a prospectus supplement, we will include earnings coverage ratios which give effect to the issuance of the debt securities or warrants in the prospectus supplement.

        Our interest requirements for the year ended December 31, 2010 amounted to approximately $48.8 million. Our earnings before income taxes and interest on long-term debt for the year ended December 31, 2010 was approximately $186.6 million, resulting in an earnings coverage ratio of 3.8 times our aggregate interest requirements for the period.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

        The applicable prospectus supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of the securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, whether or not we will be considered a passive foreign investment company (and if so, the tax consequences to a United States holder), backup withholding and the foreign tax credit, and any consequences relating to securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada and filed with or furnished to the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Vice President, Investor Relations and Corporate Communications at 400 Applewood Crescent, Vaughan, Ontario, L4K 0C3, telephone (905) 532-7510. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. Financial information is provided in our financial statements and management's discussion and analysis, which are incorporated herein by reference.

        The following documents, filed with the various securities commissions or similar authorities in Canada and the United States, are specifically incorporated by reference into and form an integral part of this prospectus:

1.
our annual information form dated March 31, 2010;

2.
our management information circular dated April 27, 2010, distributed in connection with our annual meeting of shareholders held on June 2, 2010;

3.
our audited consolidated financial statements as at and for the years ended December 31, 2010 and 2009, respectively, together with the notes thereto and the auditor's report thereon;

4.
our management's discussion and analysis of the financial condition and results of operations as at and for the year ended December 31, 2010;

5.
our material change report dated July 9, 2010 regarding the completion of our merger with WSI, our new U.S. and Canadian credit facilities and the redemption of WSI's outstanding senior subordinated notes;

6.
our business acquisition report, or BAR, dated September 10, 2010 relating to our merger with WSI; and

7.
"Information about WSI" included at pages 208 to 215 of the WSI Proxy Statement dated June 7, 2010.

        Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus and any updated interest coverage ratios filed by us with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus and prior to the termination of the offering of securities hereunder shall be deemed to be incorporated by reference in this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part (in the case of Form 6-K, if and to the extent expressly provided in such report).

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Upon a new annual information form and related annual consolidated financial statements and accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management's discussion and analysis, information circulars (to the extent the disclosure is inconsistent) and material change reports filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

        A prospectus supplement containing the specific terms of an offering of our securities will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement but only for purposes of the offering of securities covered by that prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

        We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

        You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR at www.sedar.com and any document we file with or furnish to the SEC at the SEC's public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549 by paying a fee. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. Certain of our filings are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the Registration Statement:

  •
  the documents listed in the second paragraph under "Documents Incorporated by Reference" in this prospectus;

  •
  the consent of Deloitte & Touche LLP;

  •
  the consent of BDO USA, LLP (formerly known as BDO Seidman, LLP);

  •
  the consent of Crowe Horwath LLP;

  •
  the consent of Torys LLP;

  •
  the form of trust indenture relating to the debt securities; and

  •
  powers of attorney of our directors and certain of our officers.

EXPERTS

        Certain legal matters relating to the securities offered by this prospectus will be passed upon by Torys LLP, Toronto, Ontario on our behalf. As of the date hereof, the partners and associates of Torys LLP beneficially own, directly or indirectly, in aggregate, less than one percent of our securities.

        The consolidated financial statements of WSI as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, and the effectiveness of WSI's internal control over financial reporting as of December 31, 2009, incorporated by reference in the BAR, which is incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, an independent registered public accounting firm.

        The combined financial statements of Commercial Clean-up Enterprises, Inc. and We Haul of South Florida, Inc. at September 30, 2008 and for the nine month period then ended, incorporated by reference in the BAR, which is incorporated by reference in this prospectus, have been audited by Crowe Horwath LLP, an independent audit firm.

        The financial statements of Miami-Dade County Operations (a division of Republic Services of Florida, a Limited Partnership) at September 30, 2009 and for the nine month period then ended and at December 31, 2008 and for the year then ended, incorporated by reference in the BAR, which is incorporated by reference in this prospectus, have been audited by Crowe Horwath LLP, an independent audit firm.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        Our auditors are Deloitte & Touche LLP, Independent Registered Chartered Accountants, Toronto, Ontario. Deloitte & Touche LLP is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

        Our transfer agent and registrar for the common shares in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario, and in the United States is Computershare Trust Company, N.A. at its principal office in Golden, Colorado.

 ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        We are a corporation organized under the laws of Ontario. Certain of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for U.S. investors to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for U.S. investors to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the U.S. federal securities laws. We have been advised by Torys LLP that there is doubt as to the enforceability in Canada of a judgment of a U.S. court predicated upon our civil liability or the civil liability of our directors, officers or experts under U.S. federal securities laws. We have also been advised by such counsel that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated upon such laws.

        We filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed IESI Corporation, 2301 Eagle Parkway, Suite 200, Fort Worth, Texas, 76177, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the securities under this prospectus.

9,483,648 Shares

IESI-BFC Ltd.

Common Shares

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch	J.P. Morgan	Raymond James

, 2011

QuickLinks

  Filed pursuant to General Instruction II.L of Form F-10; File No. 333-172739
TABLE OF CONTENTS PROSPECTUS SUPPLEMENT
PROSPECTUS
ABOUT THIS PROSPECTUS SUPPLEMENT
MARKET AND INDUSTRY DATA
PRESENTATION OF OUR FINANCIAL INFORMATION
NON-GAAP FINANCIAL MEASURES
SUMMARY
Our Company
Our Industry
Our Strengths
Our Strategy
The Offering
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE AND TRADING VOLUME
SELLING SECURITYHOLDER
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
AUDITORS, TRANSFER AGENT AND REGISTRAR
DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
PRESENTATION OF OUR FINANCIAL INFORMATION
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE COMPANY
RECENT DEVELOPMENTS
RISK FACTORS
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
DIVIDEND RECORD AND POLICY
PRIOR SALES
PRICE RANGE AND TRADING VOLUME
DESCRIPTION OF CAPITAL STRUCTURE
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
EARNINGS COVERAGE RATIOS
CERTAIN INCOME TAX CONSIDERATIONS
DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
EXPERTS
AUDITORS, TRANSFER AGENT AND REGISTRAR
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES